Münchener Rück
Munich Re Group

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

Central Division Group Legal
Queries to Mr. Dr. Kaum

Tel.: +49 (89) 3891-4117
Fax: +49 (89) 3891-74117

Date: 13 November 2007
E-mail: MKaum@munichre.com

Dear Ms. Cascio,

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34[illegible]75

Enclosed you will find copies of our press releases about

- HDFC Ltd. and ERGO joint venture dated 30 October 2007
- the first three quarters / Changing Gear / HDFC dated 5 November 2007
- the acquirement of Allfinanz dated 12 November 2007

Furthermore we send you a copy of Munich Re's 3. quarterly report 2007.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft
Group Legal 1.2

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

for the press

30.10.2007

30 October 2007

Joint press release issued by HDFC and ERGO

HDFC Ltd. and ERGO agree on general insurance joint venture

Indian housing finance pioneer HDFC Ltd. and Germany's ERGO join forces in a general insurance joint venture. Under the agreement, the entity for international business, ERGO International AG, will acquire a 26% share in HDFC General Insurance Ltd., the remainder being held by HDFC. With the joint venture, two strong partners with an excellent strategic, operational and cultural fit have come together to form a powerful venture in the Indian general insurance market.

In the presence of German Chancellor Dr. Angela Merkel and Indian Prime Minister Dr. Manmohan Singh, Mr. Deepak Parekh, Chairman of the Board of HDFC Ltd. and Dr. Nikolaus von Bomhard, CEO of ERGO's parent company, the Munich Re Group, will sign a joint declaration in New Delhi today. The new joint-venture company will be named HDFC ERGO General Insurance Ltd. and will headquartered in Mumbai. Nikolaus von Bomhard said: "We are very pleased that the search for a highly attractive partner for ERGO in general insurance in India has been successful through this teaming up with a top-profile partner. HDFC is one of the leading financial services conglomerates and the premier housing finance institution in India. We believe that HDFC and ERGO are a perfect fit and both will benefit from the ongoing growth of the Indian insurance market." Deepak Parekh added: "I am convinced that ERGO will bring the vast insurance expertise, top-quality technical and operational know-how that made the ERGO Insurance Group a leading player in Germany and throughout Europe to the joint-venture company."

The new partnership enables HDFC Ltd. to successfully grow their existing general insurance operations and further leverage their outstanding brand and distribution strength. Entering the joint venture with HDFC Ltd. underlines the ERGO Insurance Group's international expansion strategy and offers a direct entry into the Indian general insurance market. Andreas Kleiner, Member of Board of ERGO International AG responsible for Asia, expects a very successful and longstanding cooperation with HDFC and points out: "ERGO is committed to a lean time-to-market approach in product development and operations. We will bring excellent insurance

product development and underwriting expertise to the new joint-venture and together with our partner HDFC we will be able to offer competitive and innovative products in line with market requirements." The joint venture aims to advance into the league of top private market players soon.

The transaction is subject to regulatory approval by the Indian insurance regulatory authority IRDA. HDFC Ltd. and the ERGO intend to complete the proposed transaction by the end of 2007. Both parties have agreed that the purchase price of the transaction will remain confidential.

About HDFC Ltd.
The Housing Development Finance Corporation Limited (HDFC Ltd.) was incorporated in 1977 with the primary objective of promoting home ownership. HDFC Ltd. distribution network spans 243 outlets, which include 49 offices of the distribution company, Home Loan Services India Private Limited (HLSIL). In addition, HDFC Ltd. covers over 90 locations through outreach programs. For the six months ended 30th Sept 2007 Total Income increased from INR 26.72 bn to INR 37.21 bn an increase of 39%.

About ERGO
ERGO is the primary insurance entity of Munich Re Group, one of the world's leading risk carriers. ERGO is one of the largest insurance groups in Europe and Germany and is Europe's market leader in health and legal protection insurance. 33 million clients in 25 countries place their trust in the services, competence and security it provides. In the business year 2006, ERGO Insurance Group had gross premiums written of EUR 16.8bn and a consolidated result of EUR 906m.

Media Contacts:
HDFC Ltd.:
Mahesh Shah +9820414098 or +022 66316410
Munich Re Group:
Regine Kaiser +49 89 3891-2770 or +49 160 4769 572
ERGO-India Representative Office:
Axel Fuerderer, Chief Representative
Contact: Genesis Burson-Marsteller: Merrin Netto John +91 98 20 29 9325.

Delhi, 30 October 2007

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

for the press

05.11.2007

5 November 2007

Press release

With profit exceeding €3.3bn in the first three quarters, Munich Re on track for new record result / CFO Schneider: "We could even slightly surpass our profit target for the year of €3.5–3.8bn." / Further progress in Changing Gear: Repositioning in the US market, emphasis on cycle and capital management / ERGO continues expansion outside Germany – Joint venture agreed with Housing Development Finance Corporation (HDFC Ltd.) in India

With a profit of over €3.3bn (previous year: €2.9bn) in the first nine months, the Munich Re Group is again heading for a record result in 2007. "In the third quarter, we again posted excellent results, and are now harvesting the fruits of our strict profit orientation", said CFO Jörg Schneider. As things stand at present, the return on risk-adjusted capital (RORAC) target of 15% for 2007 could be very clearly surpassed.

At the same time, Schneider stressed: "By focusing consistently on profitability and active capital management, we are generating shareholder value." He went on to say that 70% of the ongoing second share buy-back had been completed, and highlighted further progress in the Changing Gear programme, particularly the realignment of business in the US market through the fundamental reorganisation of Munich Re America. This step is intended to significantly increase Munich Re's profits in the world's largest insurance market. Schneider also emphasised the importance of capital management to the Group: "We are keeping to our plans of giving back at least €8bn to our shareholders by 2010."

Changing Gear – Cycle management to the fore in renewals

Reinsurance CEO Torsten Jeworrek stated: "Particularly in the main renewal season in January, which involves approximately two-thirds of our property-casualty treaty reinsurance business, our cycle management is to the fore. Indeed, this is one of the declared objectives of Changing Gear." With a still-selective underwriting policy, Jeworrek explained, the Group continued to pursue the maxim of profitability before premium volume. "Munich Re's risk knowledge and market position are guarantees for our above-average performance – even in

market phases like this one.

Jeworrek also made it clear that acquisitions such as Midland also had to satisfy these high requirements. "Here, too, we are looking solely for profitable growth. That is the thread that runs through all our activities – irrespective of whether growth is organic or achieved via acquisitions in attractive niche segments, as in the case of Midland."

Summary of the Munich Re Group's figures for the first nine months

In the first nine months, the Munich Re Group recorded a profit of €3.3bn (2.9bn), considerably more than in the record previous year. In the third quarter, the Group posted positive effects on earnings totalling around €400m from the German business tax reform 2008. The operating result, at €4.0bn (4.6bn), was lower than in the previous year, but in 2006 there had also been an extraordinarily low claims burden from natural catastrophes.

Notwithstanding negative currency exchange effects due to the lower value of the US dollar, gross premiums written stayed stable at €28.1bn. At unchanged exchange rates, premium volume would have increased by 2.1% in the first nine months.

Munich Re has already given back €2.8bn to its shareholders via share buy-backs and dividend payments in 2007. Despite these costs and the interest-rate-induced decline in the market value of fixed-interest investments, shareholders' equity – at €24.9bn as at 30 September – is only €1.5bn lower than at year-end 2006.

Reinsurance: Earnings up 17.7%

The Munich Re Group's reinsurance business performed successfully in the first nine months of 2007. Although the operating result fell by 13.0% to €3.2bn (3.7bn), reinsurance still contributed €2.8bn (2.4bn) to the Group profit, of which €314m is apportionable to the special tax factor.

The strong performance was due not only to the very good investment result, but also to underwriting business. "Our strict orientation towards risk-adequate prices and conditions in underwriting is paying off and makes our broad basic business very profitable", said Jeworrek.

In the first three quarters, the combined ratio was 98.0% (91.2%), with natural catastrophes accounting for 7.3 (0.7) percentage points. A number of major losses occurred in the third quarter. The largest loss event was Hurricane Dean in August, for which Munich Re expects its claims costs to total around €60m before tax. Further events such as the earthquakes in Japan and Peru, floods in the UK and the air crash in Brazil each caused damage in the single- to double-digit million euro region. The hurricane season, which is still progress, has produced 14 named storms in the North Atlantic to date, but the US coast and its high concentrations of values have so far been spared severe hurricanes.

In spite of the strong euro, gross premiums written remained – at €16.5bn (16.8bn) – on a high level compared with the same period last year. At unchanged exchange rates, premium volume would have increased by 1.6% in the first nine months. The life and health segment accounted for €5.5bn (5.8bn), and property-casualty for €11.0bn (11.0bn).

In August, Munich Re increased its stake in the US company Cairnstone to 100%. Cairnstone, which managed a business volume of over US$ 80m in 2006, offers employers in the USA stop-loss covers for the healthcare expenditure they finance for their employees. The transaction is part of Munich Re's International Health strategy, which aims to tap profitable growth potential in the global healthcare market. Primary insurance: Result of €752m for the first nine months up on last year's high level

Primary insurance business also performed successfully in the first nine months of 2007. The primary insurers in the Munich Re Group significantly increased their post-tax profit to €752m (562m), the one-off tax effect contributing €118m. At €923m (986m), the operating result was close to the previous year's excellent figure.

The ERGO Insurance Group, which writes about 95% of the gross premiums in Munich Re's primary insurance segment, posted a profit of €701m (555m) and is thus also on track to at least achieve its full-year profit guidance, which it had raised to the range of €700m–€780m in August.

Despite losses due to Winter Storm Kyrill at the start of the year, ERGO's combined ratio in property-casualty insurance rose only slightly in the first nine months to a still very presentable 92.2% (88.8%). The combined ratio for the primary insurance group as a whole, i.e. including Europäische Reiseversicherung and the Watkins Syndicate, was a very good 92.9% (91.0%).

Gross premiums written in the Munich Re Group's primary insurance business advanced to €12.8bn (12.4bn). Growth was especially prominent in international business, for example in property-casualty insurance and in the health sector.

In the life and health segment, premium income remained stable at €8.4bn (8.4bn). Life insurance premium volume fell in the course of the year by 5.1% to €4.4bn (4.6bn). This decline is largely attributable to the high number of scheduled policy terminations in German business. There was a slight decrease of 1.5% in new life insurance business in Germany between January and September. This was chiefly due to a "basis" effect: the third subsidisation stage for Riester policies had given a major boost to new business in early 2006. Without this "basis" effect, there would have been a 4.3% increase. In property-casualty insurance, premiums climbed by 12.4% to €4.4bn (4.0bn) since the start of the year. Apart from the pleasing development of business in Poland, the acquisition of the Turkish İsviçre Group contributed particularly to growth in this segment, as it alone accounted for half of the increase in premium.

In October, ERGO signed a joint-venture agreement for non-life insurance business with the Housing Development Finance Corporation (HDFC Ltd.), one of the leading financial services groups in India, as well as the country's largest housing developer. ERGO is thus participating in the dynamically growing Indian insurance market, having already opened a representative office in Mumbai in May. In the healthcare segment, ERGO subsidiary DKV, together with its Apollo Hospitals Group joint-venture partner, is now active in the Indian market with the specialist health insurer, Apollo DKV Insurance Company Limited.

Investments: Very good result of €7.6bn

Compared with year-end 2006, the carrying amount of Munich Re Group's investments increased to around €179bn (177bn). The investment result rose to €7.6bn (7.1bn) in the first nine months of 2007, with gains of €2.5bn on the disposal of equities also contributing to this excellent figure.

Although interest rates have since dipped slightly, their significant rise in the first two quarters masked the positive impact of the appreciation in share prices. Prices of fixed-interest securities sank compared with the beginning of the year. In restructuring its portfolio in favour of higher-interest securities, the Group made losses on disposals totalling €611m. Impairment losses and losses on disposal on financial instruments exposed to the US subprime mortgage segment gave rise to expenses of approximately €150m in the first nine months, around €115m of which was in the third quarter. The burdens are thus within the range of the expectations announced after the second quarter. Meanwhile, disposals have considerably diminished the remaining exposure to subprime-related securities to well under €400m, which

is 0.2% of the overall investment portfolio.

Net unrealised gains on securities available for sale fell to €6.6bn (9.3bn). The sale of a commercial-property package worth €400m in total will contribute to the result in the coming quarters.

MEAG MUNICH ERGO AssetManagement GmbH – the asset manager of Munich Re and the ERGO Insurance Group – had Group assets of €172.0bn (172.4bn) under management at 30 September 2007.

Prospects for 2007

For 2007, the Munich Re Group has again set itself a target of at least a 15% return on risk-adjusted capital (RORAC). Schneider: "We are very confident that we will clearly exceed this objective. Due to the excellent performance of our business in the first nine months, we could at the end of the year even be slightly above the targeted profit margin of €3.5–3.8bn announced in August. This would be again a record result." The precondition is that the capital markets and claims burden develop normally until the end of the year.

Despite the negative effects of currency translation, Munich Re at this stage anticipates approximately stable Group premium income of between €36.5bn and €37.5bn for 2007, and is still targeting a reinsurance combined ratio of under 97%. Schneider warned that strong autumn and winter storms in northern Europe could yet result in large claims burdens. In primary insurance, the combined-ratio target for 2007 is again under 95%.

Schneider emphasised: "We are pursuing Changing Gear with great vigour, retaining our clear focus on profitability and capital management. We are adhering to our plans of giving back at least €8bn to our shareholders by 2010. At the same time, this efficient capital management forms an important basis for our cycle management and our disciplined underwriting policy in primary insurance and reinsurance."

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2006, it achieved a profit of €3,519m, the highest in its corporate history. Its premium income amounted to approximately €37bn and its investments to around €177bn. The Group operates in all lines of business, with around 37,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €22bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of almost €17bn, ERGO is one of the largest insurance groups in Europe and Germany. ERGO is Europe's market leader in health and legal protection insurance, and 33 million clients in 25 countries place their trust in the services, competence and security it provides.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 3891-5400 or Johanna Weber on +49 (89) 38 91-26 95.
The quarterly report 3/2007 and the presentation for today's telephone press conference can be viewed in German and English at www.munichre.com.

Munich, 5 November 2007

Münchener Rückversicherungs-Gesellschaft
signed Dr. Schneider signed Dr. Lawrence

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

for the press

12.11.2007

12 November 2007

Press release

Munich Re acquires Allfinanz, a leading provider of software for life insurance companies

Munich Re has acquired 100% of the shares of Allfinanz, a software company headquartered in Dublin, for €48m in cash. Allfinanz is a leading provider of web-based business processing and underwriting automation software to the life insurance industry.

The acquisition follows on from the implementation of a global marketing and co-operation agreement between Allfinanz and Munich Re, which successfully started earlier this year.

Allfinanz software can significantly improve the sales processes of life insurance companies, as it allows them to issue policies to most clients in one efficient, automated process. Following the collaboration between Allfinanz and Munich Re, the software incorporates Munich Re medical underwriting questions that have been designed to be as short and simple as possible for potential customers to answer. The software, together with the underwriting rules, enables insurance companies to win more business and decrease the cost of the sales process.

By combining Munich Re's expert underwriting rules and reinsurance services with Allfinanz's software solutions, life insurers have access to leading-edge technology enabling them to process large volumes of business more efficiently. Insurers can expect greater in-depth analysis of their business data and processes, leading to continued improvements in the underlying underwriting rules and processes.

Allfinanz will retain its brand and continue to be run as a separate company within the Munich Re Group. It currently has a staff of 58 across its offices in Dublin and Sydney.

Dr. Wolfgang Strassl, Munich Re Board member for life and health reinsurance business: "The combination of the Allfinanz leading-edge technology with Munich Re's global reach and superior risk management skills represents a unique opportunity that will add significant value for our clients in the life insurance sector. Munich Re will participate in the growing profitability of Allfinanz and will also benefit directly through improved quality of its reinsurance business and by higher volumes achieved through clients favouring the combined Munich Re Allfinanz solution. Thus, the acquisition of Allfinanz forms an integral part of our global life strategy and the Changing Gear initiative."

David Wall, Chief Executive of Allfinanz, says: "The acquisition by Munich Re is an endorsement of our success so far and our unrivalled track record. This combination will accelerate our ability to innovate and produce exceptional solutions for all our customers."

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2006, it achieved a profit of €3,519m, the highest since the company was founded in 1880, on premium income of approximately €37bn. The Group operates in all lines of business, with around 37,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €22bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of almost €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 33 million clients in 25 countries place their trust in the services and security it provides. The global investments of the Munich Re Group amounting to €177bn are managed by MEAG, which also makes its competence available to private and institutional investors outside the Group.

About Allfinanz

Founded in 1987, Allfinanz is the market leader in providing new business processing and underwriting automation software to the life insurance industry. By electronically capturing application details and automating the underwriting process, Allfinanz solutions deliver Straight Through Processing (STP) for life insurers, and in so doing slash costs and drive greater profitability.
Allfinanz has enabled STP and "instant issue" at insurers and banks worldwide, who are now able to approve up to 80% of new applications at the point of sale for a variety of life insurance products across a range of distribution channels (including intermediary, call-centre, bancassurance, agent and direct channels). This has been accompanied by a significant reduction in new business acquisition costs – by up to 85% in some cases. Allfinanz is headquartered in Dublin, Ireland, and has a regional office in Sydney, Australia, as well as support offices in the UK, the US, Hong Kong and South Africa.
Learn more at www.allfinanz.com.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 3891-5400 or Regine Kaiser on +49 (89) 3891-2770.

Munich, 12 November 2007

Münchener Rückversicherungs-Gesellschaft

Signed Dr. Strassl Signed Dr. Lawrence

Quarterly Report



Münchener Rück
Munich Re Group

Supervisory Board
Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management
Dr. Nikolaus von Bomhard (Chairman)
Dr. Ludger Arnoldussen
Dr. Thomas Blunck
Georg Daschner
Dr. Torsten Jeworrek
John Phelan (until 31 December 2007)
Dr. Peter Röder (from 1 October 2007)
Dr. Jörg Schneider
Dr. Wolfgang Strassl

Munich Re Group

Key figures (IFRS)

		Q1–3 2007	Q1–3 2006*	Change %	Q3 2007	Q3 2006*	Change %
Gross premiums written	€m	**28,076**	28,080	–0.0	**9,148**	9,017	1.5
Investment result	€m	**7,636**	7,060	8.2	**1,990**	2,257	–11.8
Operating result	€m	**3,980**	4,627	–14.0	**1,132**	1,307	–13.4
Taxes on income	€m	**394**	1,539	–74.4	**–173**	510	–
Consolidated result	€m	**3,348**	2,850	17.5	**1,216**	723	68.2
Thereof attributable to minority interests	€m	**54**	61	–11.5	**20**	16	25.0
Earnings per share	€	**15.15**	12.24	23.8	**5.63**	3.11	81.0
Combined ratio							
– Reinsurance property-casualty	%	**98.0**	91.2		**97.1**	90.4	
– Primary insurance property-casualty	%	**92.9**	91.0		**92.1**	89.1	

* Adjusted owing to IAS 8.

		30.9.2007	31.12.2006	Change %
Investments	€m	**179,356**	176,872	1.4
Equity	€m	**24,857**	26,320*	–5.6
Net technical provisions	€m	**155,739**	153,872*	1.2
Staff		**38,006**	37,210	2.1
Share price	€	**134.77**	130.42	3.3
Munich Re's market capitalisation**	€bn	**29.4**	29.9	–1.9

* Adjusted owing to IAS 8.
** Includes own shares earmarked for retirement.

Contents

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

Dear Shareholders,

With another very good result in the third quarter of 2007, the Munich Re Group has successfully completed an important stage on the way to reporting a new record profit for the year. The annual closing date for our insurance business is, of course, 31 December, but at present things look very promising for the 2007 figures. In the third quarter, we posted a result of €1,216m (723m), thereby taking our profit for the first three quarters of the current financial year to €3.3bn (2.9bn). The quarterly result benefited from the fact that we were able to recognise additional one-off income of around €400m as a consequence of the 2008 German business tax reform. Losses from natural catastrophes in the year to date have, as a whole, remained within the range of our expectations, being above budget in Europe and Asia and below budget in the hurricane-exposed regions of the USA.

Our combined ratio for the first nine months of this year in both reinsurance and primary insurance still bears the marks of the losses from European Winter Storm Kyrill. The combined ratio for this period in property-casualty reinsurance amounts to 98.0% (91.2%), whilst in primary insurance it totals 92.9% (91.0%). Despite the relative deterioration compared with last year, these are satisfactory levels, especially given the marked recovery the ratios showed in the second and third quarters. The figures for the third quarter were 97.1% in reinsurance and 92.1% in primary insurance. If no exceptional catastrophe losses occur before the end of the year, we can therefore expect a good result in respect of our combined ratios as well – an endorsement of our consistent cycle management and our selective and quality-oriented underwriting policy, which we are pursuing further in our Changing Gear programme for profitable growth.

Ladies and gentlemen, the topics of sustainability and climate change have received extensive coverage in the media this year, reflecting the importance of these issues for the future of us all. What position do we as the Munich Re Group adopt here, what action are we taking, and what motives do we have for these activities?

The business model of insurance and the concept of sustainability have many parallels. A prospective, prudent and responsible approach is a defining trait for insurers. After all, in order to deal professionally with risk as the object of our business, we have to assess the financial consequences of uncertain future events. Insurance is thus a forward-looking commitment aimed at mitigating the material impact of future losses for those affected. As insurers, we have to identify today the risks we will have to deal with tomorrow. That is key to turning risk into value.

Climate change and its consequences are a strategic issue for us; they directly affect our business. On the one hand, they open up a new business segment with major growth opportunities, for which we are developing innovative insurance products. One example is the Kyoto Multi Risk Policy, in which we combine traditional insurance products with a new element – protection against the uncertainty of carbon credit delivery. On the other hand, the growing number of severe natural catastrophes is making itself felt from region to

region in ever greater loss burdens. That is why, in the business field of reinsurance, our internationally renowned Geo Risks Research Unit has been devoting itself to the study of natural hazards for more than three decades. A focal point of the unit's work is climate change and its impact on the frequencies and intensities of extreme weather events. We aim to use the findings to ensure that risks continue to remain calculable and insurable.

We see it as our responsibility to make our knowledge available to the public and also to give politicians the relevant input for debate. In so doing, we draw attention to the ecological and social consequences of environmental changes, as well as the economic impact. Furthering the cause of sustainability and environmental protection is of importance to us not only as a "Group within society" but also with regard to the capital market. For the fact is that the concept of sustainability plays an increasingly central role for our investors as well. The inclusion of our shares in sustainability indices is consequently a must. By signing the UN Principles for Responsible Investment, we have made it clear that sustainability is also a leading selection criterion for our own investments. Beyond this, we are involved in numerous other organisations concerned with climate protection.

However, our commitment to prudent environmental protection is only credible if we practise this ourselves as a Group. We therefore also fulfil our responsibility with regard to active climate protection. In June 2006, the Munich Re Group adopted a sustainability strategy with related guiding principles, in which we undertake to carefully manage the earth's resources. This includes the resolute implementation of an effective environmental management system. We have committed ourselves to the goal of completely neutralising our reinsurance group's business-related CO_2 emissions – i.e. making our operations carbon-neutral – by 2012. Our Munich location is geared to the highest European standard for environmental management systems through validation under the Eco-Management and Audit Scheme (EMAS). Besides this, the companies of our primary insurance group, ERGO, are constantly strengthening their environmental commitment. One of the ERGO companies, Victoria, was the first European insurer to receive EMAS validation back in 1998.

My intention with these remarks on the subject of sustainability is to highlight an aspect of our activities that on the surface may appear to have little to do with our core business. In fact, our success in the long term will be determined substantially by how we position ourselves in this area and what action we take.

Yours sincerely,

Key parameters

– Global growth still robust
– US economy suffering from effects of subprime mortgage crisis
– Turbulences on the international capital markets

In the period under review, the global economy remained robust. Decreases in value on the US property market and the fear of mortgage loan defaults had a stronger impact than originally expected. Signs of a confidence and liquidity crisis, with appreciable effects on the financial markets, hindered economic growth in the USA in the third quarter. In China, by contrast, the high growth dynamics were maintained.

According to initial estimates, in the third quarter of 2007 the US economy recorded a seasonally adjusted and annualised real growth rate of 3.9% over the previous quarter. The property-market crisis and the turbulences it triggered on the financial markets affected both private consumption and corporate investment.

Although the economy in the eurozone kept up its momentum, early indicators such as the Purchasing Managers' Index for the manufacturing sector declined appreciably.

In Germany, the much-heeded ifo business climate index was considerably down on the figure for June. While the current situation was assessed as comparatively good, economic expectations were only guardedly optimistic.

In Japan, too, the latest economic data point to a gradual economic slowdown. Compared with the very weak second quarter, however, growth in the third quarter is likely to have been higher.

Growing by 11.5% in real terms year on year, China again provided strong impulses for the global economy. The other emerging markets of Asia, eastern Europe and Latin America also benefited from the still-healthy global economy and were barely impacted by the distortions affecting the developed industrial nations' financial markets.

In the foreign-exchange markets, the euro initially fell by US$ 0.02 to about US$ 1.34 in mid-August, but subsequently rose to just over US$ 1.41 at the end of the quarter. Against the background of the emerging crisis in confidence, the central banks provided the financial markets with substantial liquid funds to avert a serious liquidity shortage. Moreover, the Federal Reserve lowered its key interest rate by 50 basis points to 4.75% in the period under review. In this environment of mounting tension and economic concerns, short-term interest rates and spreads rose appreciably worldwide, while long-term interest rates in the USA and the eurozone declined. The main international share price indices largely displayed a downward trend. The EURO STOXX 50 decreased marginally in the third quarter, with the US Dow Jones showing a slight improvement.

For 2007 as a whole, real economic growth in the USA is expected to be considerably lower than the past year's figure of 2.9%. In the eurozone, we anticipate robust growth for the full year, with the likelihood of a deceleration in 2008. The same applies to Germany.

The global economy continues to be threatened by significant risks, ranging from geopolitical uncertainty (political situation in the Middle East, further substantial increase in oil prices) to a further marked depreciation of the US dollar owing to the high US current account deficit, or the outbreak of a global pandemic.

Business experience from 1 January to 30 September 2007

Reinsurance

- **Very good consolidated result of €2.8bn in the first three quarters**
- **Higher cost burden of €999m from major losses for January to September; combined ratio of 98.0%**
- **Successful treaty renewals at 1 July 2007 with risk-adequate prices**

Key reinsurance figures

		Q1–3 2007	Q1–3 2006	Q3 2007	Q3 2006
Gross premiums written	€bn	**16.5**	16.8	**5.5**	5.5
Loss ratio property-casualty	%	**69.8**	64.3	**69.7**	62.9
Expense ratio property-casualty	%	**28.2**	26.9	**27.4**	27.5
Combined ratio property-casualty	%	**98.0**	91.2	**97.1**	90.4
Thereof natural catastrophes	Percentage points	**7.3**	0.7*	**5.6**	0.6*
Investment result	€m	**3,511**	3,435	**863**	1,063
Operating result	€m	**3,215**	3,694	**798**	1,107
Consolidated result	€m	**2,779**	2,361	**857**	605
Thereof attributable to minority interests	€m	**–**	–	**–**	–

* Adjusted owing to a change in method

		30.9.2007	31.12.2006
Investments	€bn	**85.2**	85.0
Net technical provisions	€bn	**59.2**	59.6

The Munich Re Group's reinsurance business performed positively as a whole in the third quarter. Although the operating result for the period July to September shows a year-on-year decrease of €309m to €798m (1,107m), we posted a satisfying operating result of €3,215m (3,694m) for the first nine months, despite a considerable number of sizeable loss events. This success was founded on overall risk-adequate pricing in our underwriting business and a very positive investment result.

The Bundesrat approved the German Business Tax Reform Act 2008 on 6 July 2007. This results in a change in valuation of deferred taxes for the German Group companies at 30 September 2007 due to the lower tax rate applicable from 1 January 2008 in Germany. In the reinsurance segment, this leads to tax income of €314m, so that on balance for the third quarter we posted tax income of €141m. The **consolidated result** in reinsurance rose to €857m (605m) in the third quarter on account of the pleasing underwriting result, the very positive investment result and the lower tax rates. For the first nine months, this figure was €2,779m (2,361m).

Our cycle management and underwriting discipline have helped to keep our combined ratios in non-life reinsurance low, despite natural catastrophes. The **treaty renewals** in property-casualty reinsurance at the turn of the year, in early April and as at 1 July were successful. Since competitive pressure is still intense, rates have declined slightly on average, but remain at a risk-adequate level. In line with the maxim of "profitability before premium volume", we acquired new business with good earnings potential and were even able to increase premium volume in business renewed.

In order to generate further profitable growth, we are pursuing a number of promising initiatives in our **Changing Gear** programme. These have included setting up a new unit offering innovative products for special enterprise risks. In this area, we will cover companies that make long-term investments or have very long product-development processes against risks from such events as political changes or failure of suppliers. In addition, we have opened a branch in Kuala Lumpur devoted entirely to writing Retakaful business, initially focusing on Malaysia but with a view to expanding further afield in future. An alternative to the traditional types of reinsurance, Retakaful follows the

principles of Islamic theology and is a concept for which we expect particularly dynamic growth. In the third quarter, we increased our stake in the US company Cairnstone Inc. from 25% to 100% for a purchase price of €18.3m. Cairnstone, which offers employers in the USA stop-loss covers for the healthcare expenditure they finance for their employees, managed a business volume of over US$ 80m in 2006. By taking over this segment-leading company, we are extending our commitment in the American healthcare market and strengthening our competitive position.

In the third quarter, **gross premiums written** by our reinsurance group amounted to €5.48bn (5.50bn) – a decrease of 0.5% compared with the third quarter of 2006. In the first nine months, gross premiums written totalled €16.5bn (16.8bn). The strength of the euro in relation to many other currencies had a negative impact on our premium income from foreign-currency business when denominated in euros. If exchange rates had remained the same, our premium volume would have increased by 2.8% in the third quarter, and by 1.6% in the course of the year.

In comparison with the same period of the previous year, gross premiums written in the **life and health** segment fell by 4.1% to €1.87bn (1.95bn) in the third quarter. Our premium income in the first nine months totalled €5.5bn (5.8bn), down 5.5% against last year. Key factors in this were currency-exchange effects and the scheduled reduction of individual large-volume reinsurance treaties. Adjusted to eliminate the effects of changes in exchange rates, premium income decreased 2.2% between January and September.

Our premium income in **property-casualty reinsurance** was up 1.4% to €3.61bn (3.56bn) in the third quarter, but premiums fell 0.4% to €10.95bn (10.99bn) in the first nine months of the business year, chiefly due to currency effects. Adjusted to eliminate these effects, premium income rose by 3.7% in comparison to the first three quarters of the previous year.

The **combined ratio** stood at 97.1% (90.4%) for the third quarter and at 98.0% (91.2%) for the period from January to September.

Large losses of over €5m each amounted to some €320m (146m) in the third quarter. At around €60m, Hurricane Dean was the largest loss occurrence. We established provisions of around €50m for the floods in June and July in the UK. A satellite claim in our space business cost us a good €30m.

In the first three quarters, claims costs for major losses were approximately 75% higher year on year at around €1.0bn (564m), Winter Storm Kyrill alone having led to losses of around €390m in the first quarter.

Our reinsurers' **investment result** came to €863m (1,063m) in the third quarter and €3.5bn (3.4bn) in the period from January to September. The major positive influences on the result for the first three quarters were regular income from interest-bearing investments at €1.6bn (1.5bn) and the result of €1.3bn (1.2bn) from the sale of stocks. Increased dividend income and gains of approximately €220m on the disposal of a German real-estate package (see page 9) also contributed to the very strong investment result in reinsurance.

Gross premiums by division Q1–3 2007



Corporate Underwriting/Global Clients 17% (16%)
North America 11% (12%)
Europe and Latin America 18% (15%)
Special and Financial Risks 7% (9%)
Life and Health 34% (35%)
Germany, Asia Pacific and Africa 13% (13%)

Primary insurance

– Very good consolidated result of €752m in the first three quarters
– Healthy combined ratio of 92.9%
– Gross premiums written up 3.5% to €12.8bn (12.4bn), buoyed by İsviçre Group

Key primary insurance figures

		Q1–3 2007	Q1–3 2006*	Q3 2007	Q3 2006*
Gross premiums written	€bn	**12.8**	12.4	**4.0**	3.9
Loss ratio property-casualty	%	**59.5**	55.3	**59.8**	53.5
Expense ratio property-casualty	%	**32.8**	34.2	**31.2**	34.0
Combined ratio property-casualty	%	**92.3**	89.5	**91.0**	87.5
Combined ratio legal expenses insurance	%	**95.3**	96.5	**96.8**	95.2
Combined ratio property-casualty including legal expenses insurance	%	**92.9**	91.0	**92.1**	89.1
Investment result	€m	**4,512**	3,909	**1,176**	1,265
Operating result	€m	**923**	986	**313**	193
Consolidated result	€m	**752**	562	**342**	116
Thereof attributable to minority interests	€m	**57**	59	**24**	15

		30.9.2007	31.12.2006
Investments	€bn	**108.8**	107.4
Net technical provisions	€bn	**96.6**	94.3*

* Adjusted owing to IAS 8.

The Munich Re Group's primary insurers, essentially comprising the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate, posted an operating result of €313m (193m) in the third quarter of 2007, a satisfying increase of 62.2%. For January to September, their operating result showed a reduction of 6.4%, but was still good at €923m (986m).

The **consolidated result** in primary insurance for the first nine months of 2007 came to €752m (562m), of which €342m (116m) was for the third quarter. The main factor behind the 33.8% increase in profits after nine months was one-off tax income of €118m, which was posted in the third quarter owing to the passing of the German Business Tax Reform Act 2008.

In the third quarter of 2007, **gross premiums written** by our primary insurance group totalled €4.0bn (3.9bn), an increase of 4.1%. Growth in the first nine months amounted to 3.5%, and was especially prominent in our international business, above all in property-casualty insurance and in the health segment. Since the start of the year, gross premiums written show a rise to €12.8bn (12.4bn).

Gross premiums by class of insurance Q1–3 2007



Property-casualty 29% (27%)
Legal expenses 6% (5%)
Life 34% (37%)
Health 31% (31%)

Our **life insurers** wrote gross premiums of €1.4bn (1.5bn) in the third quarter of 2007, a reduction of 6.2% compared with the third quarter of 2006. In the course of the year, premium volume fell by 5.1% to €4.4bn (4.6bn). This decline primarily reflects the high number of planned policy terminations in German business, where premium volume showed a decrease to €3.7bn (3.9bn) since the beginning of the year. German new business in the third quarter was up on the previous year, rising by 6.2%. From January to September, however, it experienced a slight decline of 1.5%. This was chiefly due to a "basis" effect: the third subsidisation stage for Riester policies had given a major boost to new business in early 2006. Without this "basis" effect, there would have been a 4.3% increase. Single-premium business continued to improve in the first three quarters. The expansion in new business was mainly due to unit-linked life insurance and classic annuity products. Outside Germany, the development of business in Belgium and Poland was particularly pleasing.

In **health insurance**, we recorded a significant rise in premium income of 4.8% to €1.32bn in the third quarter of 2007, compared with €1.26bn in the same quarter last year. Since the start of the year, premium showed growth of 4.7% to €4.0bn (3.8bn), a key factor being the good business development abroad, where the improvement – at 12.4% – was considerably higher than in Germany (3.5%). Premium increases in Belgium and Spain were particularly strong. In Germany, gross premiums written in supplementary health business made good headway (+6.4%), and we recorded an increase rate of 2.8% in comprehensive health insurance. The disproportionate growth in supplementary health insurance was attributable to the excellent new-business figures from last year's second and third quarters, which fully impact premiums this year. The total number of all policyholders was up 7.6% on the previous year, rising noticeably (by 9.5%) in supplementary health insurance but remaining virtually unchanged (–0.5%) in comprehensive health insurance.

In **property-casualty insurance**, we generated gross premium income of €1.3bn (1.1bn) in the third quarter of 2007, a robust increase of 17.2% against the third quarter of 2006. Premium income since the beginning of the year climbed 12.4% to €4.4bn (4.0bn), thanks largely to ERGO's foreign business. As a result of changes in the consolidated group, gross premiums written expanded by a significant 58.8%, and still showed an improvement of 14.0% when adjusted for the acquisition of the Turkish İsviçre Group in 2006. This positive development is largely linked to the very satisfactory growth in Poland and the Baltic States. At €2.12bn (2.11bn), ERGO's German business remained at around the same level as in the previous year. This was mainly because of the trend in motor insurance, where premium income declined by 5.5%, above all owing to our profit-oriented underwriting policy and the reassignment of an increased number of policyholders to higher no-claims bonus classes. The performance of ERGO's target lines remained positive: from January to September, personal accident insurance grew by 1.0%, and commercial property and liability business by as much as 18.8% and 6.0% respectively.

ERGO's **legal expenses insurance** showed premium income of €219m (209m) in the third quarter of 2007, representing growth of 4.8% compared with last year. From January to September, gross premiums written climbed to €687m (652m). Both domestic (+1.8%) and foreign business contributed to this growth, the latter again playing a key role with marked expansion of 9.3% to €350m (321m).

At 92.9%, the **combined ratio** for property-casualty business (including legal expenses insurance) for the first nine months of 2007 was higher than for the same period last year (91.0%). Winter Storm Kyrill had given rise to high claims costs at the start of the year. The combined ratio for the third quarter of 2007 in isolation was 92.1% (89.1%).

The **investment result** in primary insurance for January to September came to €4.5bn (3.9bn). Of this, €1.2bn (1.3bn) was attributable to the third quarter.

Partly owing to real-estate sales (see page 9), our primary insurers contributed approximately €340m to the investment result in the current financial year, with gains on disposals from the restructuring of the equity portfolio amounting to €1.2bn (1.1bn).

Development on the bond markets had a positive effect on the derivative financial instruments used in hedging against the reinvestment risk in the event of falling interest rates. In consequence, the balance of write-ups and write-downs of derivatives in life insurance improved by €117m year on year.

Asset management

– Excellent investment result of €7.6bn
– Large gains on the sale of real estate and shares
– US subprime mortgage crisis leads to corrections on the capital markets

Investment result

	Q1–3 2007 €m	Q1–3 2006 €m	Change %	Q3 2007 €m	Q3 2006 €m	Change %
Regular income	**6,240**	5,956	4.8	**1,955**	1,829	6.9
Write-ups/write-downs	**–766**	–717	–6.8	**–326**	83	–
Net realised capital gains	**2,579**	2,221	16.1	**566**	443	27.8
Other income/expenses	**–417**	–400	–4.3	**–205**	–98	–109.2
Total	**7,636**	**7,060**	**8.2**	**1,990**	**2,257**	**–11.8**

Investment result by type of investment

	Q1–3 2007 €m	Q1–3 2006 €m	Change %	Q3 2007 €m	Q3 2006 €m	Change %
Real estate	**747**	275	171.6	**64**	81	–21.0
Investments in affiliated companies	**–17**	35	–	**–4**	1	–
Investments in associates	**270**	76	255.3	**210**	39	438.5
Mortgage loans and other loans	**1,016**	862	17.9	**357**	298	19.8
Other securities	**5,542**	5,649	–1.9	**1,413**	1,746	–19.1
Deposits retained on assumed reinsurance and other investments	**304**	456	–33.3	**77**	155	–50.3
Investments for the benefit of life insurance policyholders who bear the investment risk	**51**	39	30.8	**–25**	56	–
Expenses for the management of investments and other expenses	**277**	332	–16.6	**102**	119	–14.3
Total	**7,636**	**7,060**	**8.2**	**1,990**	**2,257**	**–11.8**

For the period January to September, the Munich Re Group posted an **investment result** of €7,636m (7,060m), or 8.2% more than in the same period last year. The third-quarter result amounted to €1,990m (2,257m).

Compared with the previous year, **regular income from investments** in the first three quarters increased by 4.8% to €6,240m (5,956m), mainly owing to the higher average returns achieved in our bond portfolios. The chief beneficiaries of this trend were our primary insurers, which have approximately 80% of their assets invested in fixed-interest securities.

Net gains from the sale of investments totalled €2,579m (2,221m) in the period under review, primarily due to the active management of our real-estate and equities portfolios. Since the beginning of the year, we have achieved gains on disposal of around €600m from the sale of a real-estate package comprising residential and commercial properties throughout Germany. The sale was initiated in 2006 and is being completed in the course of this year. Approximately €550m of these gains are included in the investment result. The remainder is apportionable to owner-occupied property.

Further diversification of our equities portfolio and profit-taking to capitalise on rising share prices enabled us to post gains of €2,498m (2,353m) on the disposal of shares in the first nine months.

Corrections on the stock markets after the mid-year reporting date led to **impairment losses** in our equities portfolio, which impacted the investment result by €224m (16m) in the third quarter.

To hedge our portfolio against price, interest-rate and exchange-rate fluctuations, we use derivative financial instruments, such as options, futures, swaps and forward trading. The balance of disposals, write-ups and write-downs of these items totalled –€539m (–€564m) in the period January to September.

The environment continues to be difficult for financial instruments exposed to the US subprime mortgage markets. In relation to the Munich Re Group's total investment volume, only a small amount is invested in such items – some €374m, or 0.2% of our overall investment portfolio. This includes our holdings of credit derivatives affected in this context, revaluation of which gave rise to losses of around €120m in the first nine months. In addition, there were losses on disposal and impairment losses of around €30m on the above-mentioned financial instruments exposed to the US subprime mortgage markets. The burdens are thus within the range of our expectations announced after the second quarter. We have based the impairment losses on the available indicators for market prices, even though the almost complete loss of demand meant that such an approach resulted in significantly lower values than a purely model-oriented valuation.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**30.9. 2007**	31.12. 2006	**30.9. 2007**	31.12. 2006	**30.9. 2007**	31.12. 2006	**30.9. 2007**	31.12. 2006	**30.9. 2007**	31.12. 2006	**30.9. 2007**	31.12. 2006
Land and buildings, including buildings on third-party land	**459**	585	**659**	766	**2,735**	3,188	**93**	114	**65**	67	**4,011**	4,720
Investments in affiliated companies	**39**	24	**50**	28	**53**	43	**108**	75	**9**	8	**259**	178
Investments in associates	**61**	65	**148**	175	**408**	537	**295**	286	**55**	62	**967**	1,125
Loans	**132**	103	**168**	117	**32,906**	27,791	**1,583**	1,508	**7**	9	**34,796**	29,528
Other securities held to maturity	**–**	–	**–**	–	**206**	242	**8**	10	**–**	–	**214**	252
Other securities available for sale	**11,047**	10,932	**49,077**	48,339	**55,218**	57,383	**6,115**	6,227	**167**	34	**121,624**	122,915
– Fixed-interest	**9,089**	8,798	**38,815**	37,414	**44,164**	46,292	**4,485**	4,350	**160**	27	**96,713**	96,881
– Non-fixed-interest	**1,958**	2,134	**10,262**	10,925	**11,054**	11,091	**1,630**	1,877	**7**	7	**24,911**	26,034
Other securities held for trading	**137**	117	**553**	595	**418**	344	**363**	287	**–**	–	**1,471**	1,343
– Fixed-interest	**8**	10	**372**	455	**82**	97	**339**	274	**–**	–	**801**	836
– Non-fixed-interest	**–**	–	**8**	6	**–**	–	**10**	7	**–**	–	**18**	13
– Derivatives	**129**	107	**173**	134	**336**	247	**14**	6	**–**	–	**652**	494
Deposits retained on assumed reinsurance business	**8,864**	9,772	**1,722**	1,904	**273**	250	**5**	5	**–**	–	**10,864**	11,931
Other investments	**422**	230	**787**	612	**981**	1,775	**450**	251	**447**	192	**3,087**	3,060
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	2,063	1,820	**–**	–	**–**	–	**2,063**	1,820
Total	**21,161**	**21,828**	**53,164**	**52,536**	**95,261**	**93,373**	**9,020**	**8,763**	**750**	**372**	**179,356**	**176,872**

* After elimination of intra-Group transactions across segments.

The **carrying amount of the Munich Re Group's investments** developed positively overall, rising since the beginning of the year by 1.4% to €179.4bn (176.9bn).

Cash inflows are invested mainly in long-term bonds in primary insurance, whereas in reinsurance they are mostly invested in securities with medium-term maturities.

In our **investment strategy**, with its holistic approach based on asset-liability management, the structure of our liabilities plays a key role. In other words, we take into account the characteristics of the payment obligations from insurance business, including their dependence on economic factors such as interest rates, currency and inflation, and we acquire investments that are similar in structure and maturity, thus cushioning our result against capital market fluctuations.

In addition, we also consider environmental and sustainability aspects in our investment process: on the one hand, we have laid down sustainability criteria for our investment decisions and, on the other, we invest in such items as renewable energies and afforestation.

As at 30 September 2007, our portfolio of fixed-interest securities and loans amounted to €132.6bn (127.5bn), making up around 74% of our total investments at carrying amounts.

The volume of equities, including investments in affiliated non-consolidated companies and associates, was lower at the end of the quarter than at the start of the year, totalling €24.5bn (25.8bn). The proportion of our investments in equities on a book-value basis amounted to 13.7% at 30 September 2007, compared with 14.6% at the end of 2006, whilst at market values – taking into account equity derivatives used in hedging – the proportion fell from 14.1% to 11.3%.

The carrying amount of land and buildings in our investment portfolio showed a decrease of €0.7bn to €4.0bn (4.7bn) since the beginning of the year, mainly due to book-value reductions from the sale of the real-estate package.

Net unrealised gains based on the market valuation of our securities available for sale totalled €6.6bn (9.3bn) at the end of the quarter (see table "Other securities – Available for sale" on page 34 of the notes to the consolidated financial statements). Net unrealised losses on our fixed-interest securities available for sale recognised at market value were down by €1.2bn in the third quarter to –0.4bn, as interest-rate levels fell due to the financial market crisis and investments in low-risk securities such as government bonds increased in value and losses were realised. The global rise in interest rates had led to net unrealised losses in the second quarter of 2007.

The favourable performance of the stock markets up to the middle of the year was followed by a price correction at the start of the second half-year, triggered by the crisis in the US mortgage market. In combination with sales from our equities portfolio, this meant that in the first nine months net unrealised gains on non-fixed-interest securities available for sale decreased by €1.5bn to €7.0bn (8.5bn).

Valuation reserves not recognised in the balance sheet

All figures in €m	Valuation reserves 30.9.2007	Fair value 30.9.2007	Carrying amount 30.9.2007	Valuation reserves 31.12.2006	Fair value 31.12.2006	Carrying amount 31.12.2006
Land and buildings*	1,360	7,735	6,375	1,822	9,077	7,255
Associates	296	1,254	958	302	1,408	1,106
Loans	–1,331	33,465	34,796	–216	29,312	29,528
Other securities	1	215	214	5	257	252
Total	**326**	**42,669**	**42,343**	**1,913**	**40,054**	**38,141**

*Including owner-occupied property.

Our **off-balance-sheet valuation reserves** mainly derive from loans recognised in the balance sheet at amortised cost, owner-occupied and investment property, and investments in associates. Since the beginning of the year, these off-balance-sheet reserves showed a decline of €1.6bn to €0.3bn (1.9bn), some €0.2bn (0.3bn) of which was attributable to owner-occupied real estate.

The sale of the package of German real estate reduced our unrealised valuation reserves by around €600m, with owner-occupied real estate accounting for approximately €50m.

In connection with our loan portfolio, 99% of which is held by our primary insurers, there are also hidden negative valuation differences. These increased by €1,115m in the course of the year owing to the rise in long-term capital market interest rates, although there was an appreciable recovery in the third quarter as a result of marginally falling yields.

Total assets under management

		30.9.2007	31.12.2006
Group's own investments	€bn	**172.0**	172.4
Third-party investments	€bn	**9.5**	11.2

		Q1–3 2007	Q1–3 2006	**Q3 2007**	Q3 2006
Group asset management result	€m	**49**	30	**2**	3

MEAG MUNICH ERGO AssetManagement GmbH is the asset manager of Munich Re and the ERGO Insurance Group. Its investments under management for the Munich Re Group total €172.0bn (172.4bn).

In addition to its function as asset manager for the Group, MEAG also offers its competence to private and institutional clients. Private-client business was slightly down on the previous quarter. Given the uncertainties surrounding the impact of the US mortgage market crisis, investors' attention has focused on security-oriented investments such as money-market funds with stable prices and the recently introduced capital protected funds. Assets invested for private clients in retail funds amounted to €2.5bn (2.7bn) at the end of the quarter. Two new segregated real estate funds governed by Luxembourg law – MEAG European Retail Fund and MEAG European Logistics Fund – were successfully launched on the market. MEAG's assets under management for institutional clients reduced to €7.0bn (8.5bn), owing to profit-taking in the real-estate sector.

Around one year ago, MEAG acquired a stake of 19% in PAMC, the asset manager of the PICC (People's Insurance Company of China, the largest Chinese property insurer). This participation has developed well: PAMC's assets under management rose by 40% to €6.3bn (4.5bn) in the first nine months, and should continue to grow strongly.

Prospects

- Reinsurance markets still attractive
- Expectations for the annual result 2007 (subject to normal major-loss incidence and capital market developments):
  - Moderate reductions in reinsurance premium income owing to currency influences
  - Rising premium in primary insurance, especially in property-casualty business
  - Sights set on outstanding consolidated result of €3.5–3.8bn
  - Clear surpassing of 15% return target (RORAC)
  - Continuation of active capital management

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. And finally, gains and losses on the disposal of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than pointers to the result for the year that may be expected.

Reinsurance

Reinsurance continues to hold considerable promise for the future, with a wide variety of earnings opportunities. The global reinsurance market will carry on growing in the next ten years. We intend to participate in this development and be the most profitable of the big five reinsurers.

To this end, we have combined strategic business initiatives and organisational and structural projects in a growth initiative with the motto **"Changing Gear"**. At the heart of this initiative is our determination to provide our clients more rapidly with innovative and even better tailored products. Beyond this, we intend to simplify our internal processes, reduce any unnecessary bureaucracy and improve our services.

As part of our growth initiative, we aim to significantly increase the volume of profitable business in the USA in the medium term. With effect from 1 January 2008, we will introduce a set-up at Munich Re America structured according to client groups that allows us to develop reinsurance solutions specifically geared to client requirements. In addition, we intend to expand our broker business and build a dominant position in niche primary insurance segments. With these measures, we are laying the foundations for a medium-term increase in our profitability in the USA. Implementation will be effected in accordance with our fundamentally profit-oriented underwriting policy and will be strictly cycle-dependent. In mid-October 2007, we concluded an agreement with US primary insurer **Midland**, subject to which we will acquire 100% of Midland's shares for a purchase price of around US$ 1.3bn (€0.9bn). The acquisition requires the acceptance of Midland's shareholders and the approval of various authorities, so the transaction is not expected to be completed until next year. Midland is a provider of specialty insurance in such niche segments as the insurance of manufactured housing and motorhomes. With premium income of US$ 832m (€679m) in 2006 and low combined ratios (2006: 93.0%; 2005: 93.8%; 2004: 96.3%), Midland is one of the leading US specialty insurers. The company is excellently positioned owing to its various distribution channels and presence in 50 states and will offer us sustained opportunities for selling our special products for commercial risks.

At the end of October, we also acquired the British company **MSP Underwriting Ltd.** and thus a stake of 47.3% in Lloyd's Syndicate 318. MSP Underwriting focuses on short-tail international property business. The acquisition gives us further access to business written via Lloyd's, in lines not already covered by the Watkins Syndicate in the Munich Re Group.

In **life reinsurance**, premium income will decline somewhat in 2007, since the euro has gained considerable ground against most currencies, and we are reducing several large-volume reinsurance treaties as planned. For the coming years, however, we anticipate that fundamental growth impulses will derive from the restructuring of European insurance supervision (Solvency II) and the continuing privatisation trend in old-age and disability provision in developed countries.

The field of **health** business presents a host of avenues for growth with various business models. We offer our clients more than the insurance industry's usual value chain, because we integrate primary insurance and reinsurance more strongly and provide extensive services. We intend to further intensify the close cooperation between Munich Re and DKV in selected foreign markets.

Cycle management, underwriting discipline, client focus and leading know-how continue to provide the foundations for our good results in **property-casualty reinsurance**. In recent renewals, rates declined slightly owing to continuing competitive pressure but we nevertheless firmly adhered to risk-adequate prices and conditions. We will consistently refrain from participating in business that does not meet our stringent profitability requirements and will further expand special segments with strong margins. In the renewal negotiations for 2008, which will take place at the end of the year and involve roughly two-thirds of our treaty business, we will firmly pursue our long-term-oriented business strategy. Only in this way can we ensure our sustained viability and achieve our ambitious result targets.

Reinsurance business has performed very well so far this year, even though our burden from major losses totalling €999m (564m) was far higher than in 2006, owing to major natural catastrophe losses such as Winter Storm Kyrill, Hurricane Dean and the floods in the United Kingdom.

For the year as a whole, we project a burden of 7% from natural catastrophes. We are nevertheless confident of being able to achieve a combined ratio of under 97% if in the remaining two months of the year we are not confronted with above-average losses from single major events.

It is likely that our **gross premiums** for 2007 will decrease to approximately €21.0–21.5bn, in part owing to the strong euro. Following the outstanding performance of the first three quarters and taking into account one-off income from the German Business Tax Reform Act 2008 totalling around €300m, we could marginally surpass our **annual profit** target of €3.0–3.2bn in reinsurance, given a low claims burden from major losses and an at least satisfactory performance of the capital markets for the remainder of the year.

Primary insurance

In **life insurance**, we anticipate increased new business in Germany, mainly owing to higher income from single premiums. The previous year's figure had been positively influenced by the commencement of the third subsidisation stage for Riester policies at the beginning of 2006. In 2007, unit-linked life insurance will experience very satisfactory growth, as will company pension business. Given the high number of life insurance policies concluded in the 1990s that are still scheduled to terminate, we reckon with a marginal decline in total premium income.

In **health** business, we will be able to achieve further sales in supplementary health insurance and generate growth in German business with comprehensive health insurance. Overall, premium income growth for 2007 should exceed the 3% growth rate expected for the German market as a whole.

We expect a strong expansion of premium volume in **property-casualty** business, particularly owing to good foreign business. In domestic business, we are proceeding on the assumption that gross premiums written will remain at the previous year's level. As far as the result is concerned, we are optimistic that we will again be able to achieve a combined ratio of below 95% in property-casualty business, including legal expenses insurance, despite the high claims expenditure for Winter Storm Kyrill at the beginning of the year.

On 30 October 2007, a non-life insurance joint venture in India was agreed on between ERGO and the Housing Development Finance Corporation (HDFC Ltd.). ERGO International AG will acquire a 26% share in HDFC General Insurance Ltd., Mumbai, the remainder being held by HDFC Ltd. The new company will be renamed **HDFC ERGO General Insurance Ltd.** The joint venture underlines ERGO's international expansion strategy and offers direct entry into the Indian non-life insurance market with its very promising growth prospects.

All in all, **gross premiums written** in primary insurance for the year 2007 should total between €17.0bn and €17.5bn, enabling us to generate a satisfactory growth rate. On the basis of our performance in the first nine months of the year, we are confident of being able to maintain our successful course and also to deliver a positive **result** in the fourth quarter of 2007. Given the good development of our insurance business, combined with the one-off tax benefits and the good investment result figure thus far, we project that we will be able to fulfil our profit expectations, which we raised to around €900m in the previous quarter.

Munich Re Group

In the third quarter, we continued to pursue our **active capital management** by buying back more shares. By the end of October, we had repurchased 10.2 million Munich Re shares worth €1.4bn. These share buy-backs are scheduled to attain a volume of at least €2bn by the Annual General Meeting on 17 April 2008. Further shares with a volume of €3bn are set to follow by 2010. Reducing the number of shares issued and improving our profit will enable us to boost our earnings per share – proceeding from a normalised basis in 2007 – by an average of 10% annually by 2010.

In addition, we intend to pay our shareholders an annual dividend of at least €1bn for the financial years 2007 to 2009.

The basis for these high payouts of at least €8bn to our shareholders is to be our good business results. We expect that the Munich Re Group's **consolidated premium income** for 2007 will total between €36.5bn and €37.5bn. The expectation for our investments in 2007 is a return of 5% on their average market value.

For our **consolidated result**, we are adhering to our long-term objective of earning a return on risk-adjusted capital (RORAC) of at least 15%. In view of the very good performance of our business in the past nine months and taking into account one-off income of around €400m from the German Business Tax Reform Act/Annual Tax Act 2008, we aim to achieve a consolidated annual profit of between €3.5bn and €3.8bn. This profit figure is equivalent to a RORAC of 18–20%. Given the outstanding business performance of the first nine months, we could marginally exceed our Group profit target range for the year provided that, for the remaining period, the burden from major losses is low and the capital markets continue to develop at least satisfactorily.

The statements relating to opportunities and risks as presented in the Munich Re Group's Annual Report 2006 apply unchanged.

Consolidated financial statements
Consolidated balance sheet as at 30 September 2007

Assets				31.12.2006*		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,161		3,229	–68	–2.1
II. Other intangible assets		1,018		1,055	–37	–3.5
			4,179	4,284	–105	–2.5
B. Investments						
I. Land and buildings, including buildings on third-party land		4,011		4,720	–709	–15.0
Thereof: – Investment property held for sale		775		1,164	–389	–33.4
II. Investments in affiliated companies and associates		1,226		1,303	–77	–5.9
III. Loans		34,796		29,528	5,268	17.8
IV. Other securities						
1. Held to maturity	214			252	–38	–15.1
2. Available for sale	121,624			122,915	–1,291	–1.1
3. Held for trading	1,471			1,343	128	9.5
		123,309		124,510	–1,201	–1.0
V. Deposits retained on assumed reinsurance		10,864		11,931	–1,067	–8.9
VI. Other investments		3,087		3,060	27	0.9
			177,293	175,052	2,241	1.3
C. Investments for the benefit of life insurance policyholders who bear the investment risk			2,063	1,820	243	13.4
D. Ceded share of technical provisions			5,795	6,593	–798	–12.1
E. Receivables			8,850	8,825	25	0.3
F. Cash at bank, cheques and cash in hand			2,549	2,172	377	17.4
G. Deferred acquisition costs						
– Gross		8,444		8,298	146	1.8
– Ceded share		82		108	–26	–24.1
– Net			8,362	8,190	172	2.1
H. Deferred tax assets			4,869	5,368	–499	–9.3
Thereof: – Deferred tax assets relating to disposal groups			12	16	–4	–25.0
I. Other assets			3,285	3,541	–256	–7.2
Thereof: – Owner-occupied property held for sale			84	66	18	27.3
Total assets			217,245	215,845	1,400	0.6

* Adjusted owing to IAS 8 (procedure for first-time consolidation, provisions for deferred premium refunds on retained profits of subsidiaries, correction of deferred taxes and goodwill). For details, please see notes to the consolidated financial statements.

Equity and liabilities			31.12.2006*		Change
	€m	€m	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. Retained earnings	**9,552**		9,400	152	1.6
III. Other reserves	**4,123**		5,629	–1,506	–26.8
IV. Consolidated result attributable to Munich Re equity holders	**3,294**		3,425	–131	–3.8
V. Minority interests	**500**		478	22	4.6
		24,857	26,320	–1,463	–5.6
B. Subordinated liabilities		**4,905**	3,419	1,486	43.5
C. Gross technical provisions					
I. Unearned premiums	**6,240**		5,870	370	6.3
II. Provision for future policy benefits	**95,586**		94,660	926	1.0
III. Provision for outstanding claims	**46,628**		47,076	–448	–1.0
IV. Other technical provisions Thereof: – Provision for deferred premium refunds relating to disposal groups	**10,895** **–113**		10,929 –169	–34 56	–0.3 33.1
		159,349	158,535	814	0.5
D. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders		**2,185**	1,930	255	13.2
E. Other accrued liabilities		**5,005**	4,865	140	2.9
F. Liabilities					
I. Bonds and notes issued	**351**		378	–27	–7.1
II. Deposits retained on ceded business	**2,213**		2,241	–28	–1.2
III. Other liabilities Thereof: – Amounts due to banks relating to disposal groups	**11,237** **250**		10,015 231	1,222 19	12.2 8.2
		13,801	12,634	1,167	9.2
G. Deferred tax liabilities Thereof: – Deferred tax liabilities relating to disposal groups		**7,143** 65	8,142 65	–999 –	–12.3 –
Total equity and liabilities		**217,245**	**215,845**	**1,400**	**0.6**

*Adjusted owing to IAS 8.

Consolidated income statement for the period 1 January to 30 September 2007

Items	Q1–3 2007	Q1–3 2007	Q1–3 2007	Q1–3 2006*		Change
	€m	€m	€m	€m	€m	%
Gross premiums written	**28,076**			28,080	–4	–0.0
1. Earned premiums						
– Gross	**27,557**			27,853	–296	–1.1
– Ceded share	**1,134**			1,352	–218	–16.1
– Net		**26,423**		26,501	–78	–0.3
2. Investment result						
– Investment income	**11,295**			9,590	1,705	17.8
– Investment expenses	**3,659**			2,530	1,129	44.6
– Total		**7,636**		7,060	576	8.2
Thereof:						
– Income from associates		**270**		76	194	255.3
3. Other income		**1,572**		1,253	319	25.5
Total income (1–3)			**35,631**	34,814	817	2.3
4. Net expenses for claims and benefits						
– Gross	**23,845**			23,049	796	3.5
– Ceded share	**574**			788	–214	–27.2
– Net		**23,271**		22,261	1,010	4.5
5. Operating expenses						
– Gross	**6,823**			6,722	101	1.5
– Ceded share	**327**			327	–	–
– Net		**6,496**		6,395	101	1.6
6. Other expenses		**1,884**		1,531	353	23.1
Total expenses (4–6)			**31,651**	30,187	1,464	4.8
7. Result before impairment losses of goodwill			**3,980**	4,627	–647	–14.0
8. Impairment losses of goodwill			**–**	–	–	–
9. Operating result			**3,980**	4,627	–647	–14.0
10. Finance costs			**238**	238	–	–
11. Taxes on income			**394**	1,539	–1,145	–74.4
12. Consolidated result			**3,348**	2,850	498	17.5
Thereof:						
– Attributable to Munich Re equity holders			**3,294**	2,789	505	18.1
– Attributable to minority interests			**54**	61	–7	–11.5
			€	€	€	%
Earnings per share			**15.15**	12.24	2.91	23.8

*Adjusted owing to IAS 8.

Consolidated income statement for the period 1 July to 30 September 2007

Items	Q3 2007 €m	Q3 2007 €m	Q3 2007 €m	Q3 2006* €m	€m	Change %
Gross premiums written	**9,148**			9,017	131	1.5
1. Earned premiums						
– Gross	**9,151**			9,250	–99	–1.1
– Ceded share	**383**			438	–55	–12.6
– Net		**8,768**		8,812	–44	–0.5
2. Investment result						
– Investment income	**3,625**			2,887	738	25.6
– Investment expenses	**1,635**			630	1,005	159.5
– Total		**1,990**		2,257	–267	–11.8
Thereof:						
– Income from associates		**210**		39	171	438.5
3. Other income		**553**		337	216	64.1
Total income (1–3)			**11,311**	11,406	–95	–0.8
4. Net expenses for claims and benefits						
– Gross	**7,462**			7,723	–261	–3.4
– Ceded share	**180**			255	–75	–29.4
– Net		**7,282**		7,468	–186	–2.5
5. Operating expenses						
– Gross	**2,263**			2,261	2	0.1
– Ceded share	**107**			84	23	27.4
– Net		**2,156**		2,177	–21	–1.0
6. Other expenses		**741**		454	287	63.2
Total expenses (4–6)			**10,179**	10,099	80	0.8
7. Result before impairment losses of goodwill			**1,132**	1,307	–175	–13.4
8. Impairment losses of goodwill			**–**	–	–	–
9. Operating result			**1,132**	1,307	–175	–13.4
10. Finance costs			**89**	74	15	20.3
11. Taxes on income			**–173**	510	–683	–
12. Consolidated result			**1,216**	723	493	68.2
Thereof:						
– Attributable to Munich Re equity holders			**1,196**	707	489	69.2
– Attributable to minority interests			**20**	16	4	25.0
			€	€	€	%
Earnings per share			**5.63**	3.11	2.52	81.0

*Adjusted owing to IAS 8.

Consolidated income statement (quarterly breakdown)

Items	Q3 2007 €m	Q2 2007 €m	Q1 2007* €m	Q4 2006* €m	Q3 2006* €m	Q2 2006* €m	Q1 2006* €m
Gross premiums written	9,148	8,908	10,020	9,356	9,017	9,027	10,036
1. Earned premiums							
– Gross	9,151	9,263	9,143	9,760	9,250	9,280	9,323
– Ceded share	383	402	349	547	438	469	445
– Net	8,768	8,861	8,794	9,213	8,812	8,811	8,878
2. Investment result							
– Investment income	3,625	3,685	3,985	2,792	2,887	3,674	3,029
– Investment expenses	1,635	1,200	824	880	630	1,000	900
– Total	1,990	2,485	3,161	1,912	2,257	2,674	2,129
Thereof:							
– Income from associates	210	39	21	–32	39	24	13
3. Other income	553	607	412	531	337	485	431
Total income (1–3)	11,311	11,953	12,367	11,656	11,406	11,970	11,438
4. Net expenses for claims and benefits							
– Gross	7,462	7,736	8,647	7,766	7,723	7,618	7,708
– Ceded share	180	168	226	247	255	219	314
– Net	7,282	7,568	8,421	7,519	7,468	7,399	7,394
5. Operating expenses							
– Gross	2,263	2,365	2,195	2,611	2,261	2,240	2,221
– Ceded share	107	142	78	172	84	115	128
– Net	2,156	2,223	2,117	2,439	2,177	2,125	2,093
6. Other expenses	741	627	516	844	454	604	473
Total expenses (4–6)	10,179	10,418	11,054	10,802	10,099	10,128	9,960
7. Result before impairment losses of goodwill	1,132	1,535	1,313	854	1,307	1,842	1,478
8. Impairment losses of goodwill	–	–	–	4	–	–	–
9. Operating result	1,132	1,535	1,313	850	1,307	1,842	1,478
10. Finance costs	89	79	70	72	74	78	86
11. Taxes on income	–173	298	269	109	510	623	406
12. Consolidated result	1,216	1,158	974	669	723	1,141	986
Thereof:							
– Attributable to Munich Re equity holders	1,196	1,140	958	636	707	1,116	966
– Attributable to minority interests	20	18	16	33	16	25	20
	€	€	€	€	€	€	€
Earnings per share	5.63	5.22	4.32	2.80	3.11	4.90	4.23

*Adjusted owing to IAS 8.

Statement of recognised income and expense for the period 1 January to 30 September 2007

	Q1–3 2007 €m	Q1–3 2006* €m
Consolidated result	**3,348**	2,850
Currency translation	**–294**	–388
Unrealised gains and losses on investments	**–1,210**	–404
Change resulting from valuation at equity	**–10**	13
Change resulting from cash flow hedges	**–15**	–4
Actuarial gains and losses on defined benefit plans	**12**	26
Change in consolidated group	**12**	–42
Other changes	**15**	–39
Income and expense recognised directly in equity	**–1,490**	–838
Total recognised income and expense	**1,858**	2,012
Thereof:		
– Attributable to Munich Re equity holders	**1,818**	2,025
– Attributable to minority interests	**40**	–13
– Adjustments pursuant to IAS 8	**–7**	–3

* Adjusted owing to IAS 8.

Group statement of changes in equity

All figures in €m	Equity attributable to Munich Re equity holders								Minority interests	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2005*	**588**	**6,800**	**7,955**	**–201**	**6,056**	**–34**	**6**	**2,679**	**449**	**24,298**
Allocation to retained earnings	–	–	1,972	–	–	–	–	–1,972	–	–
Total recognised income and expense*	–	–	4	–	–377	–387	–4	2,789	–13	2,012
Thereof:										
– Adjustments pursuant to IAS 8	–	–	–	–	7	2	–	–10	–2	–3
Dividend	–	–	–	–	–	–	–	–707	–20	–727
Share buy-backs	–	–	–	–34	–	–	–	–	–	–34
Status at 30.9.2006*	**588**	**6,800**	**9,931**	**–235**	**5,679**	**–421**	**2**	**2,789**	**416**	**25,549**
Status at 31.12.2006*	**588**	**6,800**	**9,860**	**–480**	**6,241**	**–626**	**14**	**3,425**	**478**	**26,320**
Allocation to retained earnings	–	–	2,437	–	–	–	–	–2,437	–	–
Total recognised income and expense	–	–	30	–	–1,195	–297	–14	3,294	40	1,858
Thereof:										
– Adjustments pursuant to IAS 8	–	–	–	–	–	1	–	–7	–1	–7
Dividend	–	–	–	–	–	–	–	–988	–18	–1,006
Share buy-backs	–	–	–	–2,315	–	–	–	–	–	–2,315
Retirement of own shares	–	–	–1,500	1,500	–	–	–	–	–	–
Status at 30.9.2007	**588**	**6,800**	**10,827**	**–1,275**	**5,046**	**–923**	**–**	**3,294**	**500**	**24,857**

*Adjusted owing to IAS 8.

Consolidated cash flow statement for the period 1 January to 30 September 2007

	Q1–3 2007 €m	Q1–3 2006* €m
Consolidated result	**3,348**	2,850
Net change in technical provisions	**3,475**	2,825
Change in deferred acquisition costs	**–210**	–100
Change in deposits retained and accounts receivable and payable	**1,625**	–239
Change in other receivables and liabilities	**846**	1,758
Gains and losses on the disposal of investments	**–2,579**	–2,221
Change in securities held for trading	**–716**	–546
Change in other balance sheet items	**214**	722
Other income/expenses without impact on cash flow	**899**	898
I. Cash flows from operating activities	**6,902**	5,947
Inflows from the sale of consolidated companies	**70**	10
Outflows for the acquisition of consolidated companies	**42****	–
Change from the acquisition, sale and maturities of other investments	**–4,669**	–3,697
Change from the acquisition and sale of investments for unit-linked life insurance	**–192**	–171
Other	**105**	37
II. Cash flows from investing activities	**–4,728**	–3,821
Inflows from increases in capital	**–**	–
Outflows for share buy-backs	**2,315**	34
Dividend payments	**1,006**	727
Change from other financing activities	**1,537**	–1,461
III. Cash flows from financing activities	**–1,784**	–2,222
Cash flows for the financial year (I + II + III)	**390**	–96
Effect of exchange rate changes on cash	**–13**	–10
Cash at the beginning of the financial year	**2,172**	2,337
Cash at the end of the financial year	**2,549**	2,231

* Adjusted owing to IAS 8.

** The estimate of the cash acquired with the Bell & Clements Group in the second quarter has been adjusted pursuant to IFRS 3.62.

Segment reporting

Segment assets

	Reinsurance			
	Life and health		Property-casualty	
	30.9.2007	31.12.2006*	**30.9.2007**	31.12.2006*
	€m	€m	**€m**	€m
A. Intangible assets	**287**	275	**1,149**	1,202
B. Investments				
I. Land and buildings, including buildings on third-party land	**459**	585	**659**	766
Thereof:				
– Investment property held for sale	**12**	102	**16**	128
II. Investments in affiliated companies and associates	**2,453**	2,553	**3,386**	3,281
III. Loans	**136**	181	**174**	215
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**11,047**	10,932	**49,077**	48,339
3. Held for trading	**137**	117	**553**	595
	11,184	11,049	**49,630**	48,934
V. Deposits retained on assumed reinsurance	**13,711**	14,579	**1,727**	1,837
VI. Other investments	**625**	301	**1,062**	702
	28,568	29,248	**56,638**	55,735
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of technical provisions	**739**	844	**3,219**	3,871
E. Other segment assets	**5,939**	6,365	**8,309**	8,421
Thereof:				
– Other segment assets relating to disposal groups	**–**	4	**–**	8
Total segment assets	**35,533**	**36,732**	**69,315**	**69,229**

*Adjusted owing to IAS 8.

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.9.2007	31.12.2006	30.9.2007	31.12.2006*	30.9.2007	31.12.2006	30.9.2007	31.12.2006	30.9.2007	31.12.2006*
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
	1,694	1,730	**1,037**	1,082	**17**	10	**–5**	–15	**4,179**	4,284
	2,736	3,189	**93**	114	**65**	67	**–1**	–1	**4,011**	4,720
	722	908	**2**	26	**23**	–	**–**	–	**775**	1,164
	529	1,063	**3,200**	3,290	**100**	106	**–8,442**	–8,990	**1,226**	1,303
	34,427	29,362	**1,628**	1,585	**7**	104	**–1,576**	–1,919	**34,796**	29,528
	206	242	**8**	10	**–**	–	**–**	–	**214**	252
	55,218	57,383	**6,115**	6,254	**167**	34	**–**	–27	**121,624**	122,915
	418	344	**363**	287	**–**	–	**–**	–	**1,471**	1,343
	55,842	57,969	**6,486**	6,551	**167**	34	**–**	–27	**123,309**	124,510
	276	253	**19**	18	**–**	–	**–4,869**	–4,756	**10,864**	11,931
	985	1,892	**502**	257	**448**	293	**–535**	–385	**3,087**	3,060
	94,795	93,728	**11,928**	11,815	**787**	604	**–15,423**	–16,078	**177,293**	175,052
	2,063	1,820	**–**	–	**–**	–	**–**	–	**2,063**	1,820
	6,556	6,357	**1,612**	1,528	**–**	–	**–6,331**	–6,007	**5,795**	6,593
	11,537	11,286	**3,964**	3,847	**102**	144	**–1,936**	–1,967	**27,915**	28,096
	96	70	**–**	–	**–**	–	**–**	–	**96**	82
	116,645	**114,921**	**18,541**	**18,272**	**906**	**758**	**–23,695**	**–24,067**	**217,245**	**215,845**

Segment reporting

Segment liabilities

	Reinsurance			
	Life and health		Property-casualty	
	30.9.2007	31.12.2006*	**30.9.2007**	31.12.2006*
	€m	€m	**€m**	€m
A. Subordinated liabilities	**1,921**	1,349	**2,599**	1,682
B. Gross technical provisions				
I. Unearned premiums	**180**	195	**4,484**	4,362
II. Provision for future policy benefits	**15,925**	16,706	**647**	738
III. Provision for outstanding claims	**4,858**	4,489	**35,686**	36,482
IV. Other technical provisions Thereof: – Provision for deferred premium refunds relating to disposal groups	**1,095** **–**	1,114 –	**246** **–**	232 –
	22,058	22,504	**41,063**	41,814
C. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**704**	685	**1,420**	1,382
E. Other segment liabilities Thereof: – Other segment liabilities relating to disposal groups	**4,420** **2**	4,638 15	**7,284** **2**	6,714 19
Total segment liabilities	**29,103**	**29,176**	**52,366**	**51,592**

*Adjusted owing to IAS 8.

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.9.2007	31.12.2006*	**30.9.2007**	31.12.2006*	**30.9.2007**	31.12.2006	**30.9.2007**	31.12.2006	**30.9.2007**	31.12.2006*
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
	1	2	**394**	398	**–**	–	**–10**	–12	**4,905**	3,419
	125	92	**1,803**	1,468	**–**	–	**–352**	–247	**6,240**	5,870
	83,426	81,561	**301**	267	**–**	–	**–4,713**	–4,612	**95,586**	94,660
	2,160	2,245	**4,900**	4,737	**–**	–	**–976**	–877	**46,628**	47,076
	9,757	9,799	**123**	113	**–**	–	**–326**	–329	**10,895**	10,929
	–113	–169	**–**	–	**–**	–	**–**	–	**–113**	–169
	95,468	93,697	**7,127**	6,585	**–**	–	**–6,367**	–6,065	**159,349**	158,535
	2,185	1,930	**–**	–	**–**	–	**–**	–	**2,185**	1,930
	1,160	1,153	**1,739**	1,675	**57**	47	**–75**	–77	**5,005**	4,865
	13,671	13,702	**3,828**	4,044	**647**	524	**–8,906**	–8,846	**20,944**	20,776
	292	258	**–**	4	**19**	–	**–**	–	**315**	296
	112,485	**110,484**	**13,088**	**12,702**	**704**	**571**	**–15,358**	**–15,000**	**192,388**	**189,525**
Equity									**24,857**	**26,320**
Total equity and liabilities									**217,245**	**215,845**

Segment reporting

Segment income statement
1.1.–30.9.2007

	Reinsurance			
	Life and health		Property-casualty	
	Q1–3 2007	Q1–3 2006	**Q1–3 2007**	Q1–3 2006
	€m	€m	**€m**	€m
Gross premiums written	**5,524**	5,844	**10,945**	10,993
Thereof:				
– From insurance transactions with other segments	**525**	551	**673**	578
– From insurance transactions with external third parties	**4,999**	5,293	**10,272**	10,415
1. Earned premiums				
– Gross	**5,528**	5,852	**10,680**	10,993
– Ceded	**201**	307	**579**	738
– Net	**5,327**	5,545	**10,101**	10,255
2. Investment result				
– Investment income	**1,619**	1,448	**4,096**	2,983
– Investment expenses	**431**	208	**1,773**	788
– Total	**1,188**	1,240	**2,323**	2,195
Thereof:				
– Income from associates	**3**	6	**18**	30
3. Other income	**231**	216	**486**	397
Total income (1–3)	**6,746**	7,001	**12,910**	12,847
4. Expenses for claims and benefits				
– Gross	**4,245**	4,574	**7,375**	7,026
– Ceded share	**98**	216	**302**	393
– Net	**4,147**	4,358	**7,073**	6,633
5. Operating expenses				
– Gross	**1,501**	1,674	**3,079**	2,960
– Ceded share	**48**	80	**230**	198
– Net	**1,453**	1,594	**2,849**	2,762
6. Other expenses	**298**	266	**621**	541
Total expenses (4–6)	**5,898**	6,218	**10,543**	9,936
7. Result before impairment losses of goodwill	**848**	783	**2,367**	2,911
8. Impairment losses of goodwill	**–**	–	**–**	–
9. Operating result	**848**	783	**2,367**	2,911
10. Finance costs	**80**	72	**137**	120
11. Taxes on income	**52**	282	**167**	859*
12. Consolidated result	**716**	**429**	**2,063**	**1,932**
Thereof:				
– Attributable to Munich Re equity holders	**716**	**429**	**2,063**	**1,932**
– Attributable to minority interests	[illegible]	**–**	**–**	**–**

*Adjusted owing to IAS 8.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q1–3 2007	Q1–3 2006*	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006*
€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
8,391	8,449	**4,429**	3,940	**–**	–	**–1,213**	–1,146	**28,076**	28,080
1	1	**14**	16	**–**	–	**–1,213**	–1,146	**–**	–
8,390	8,448	**4,415**	3,924	**–**	–	**–**	–	**28,076**	28,080
8,360	8,418	**4,087**	3,678	**–**	–	**–1,098**	–1,088	**27,557**	27,853
639	663	**813**	732	**–**	–	**–1,098**	–1,088	**1,134**	1,352
7,721	7,755	**3,274**	2,946	**–**	–	**–**	–	**26,423**	26,501
5,408	4,917	**602**	557	**81**	48	**–511**	–363	**11,295**	9,590
1,384	1,478	**114**	87	**4**	7	**–47**	–38	**3,659**	2,530
4,024	3,439	**488**	470	**77**	41	**–464**	–325	**7,636**	7,060
241	12	**–5**	24	**13**	4	**–**	–	**270**	76
898	624	**436**	538	**249**	236	**–728**	–758	**1,572**	1,253
12,643	11,818	**4,198**	3,954	**326**	277	**–1,192**	–1,083	**35,631**	34,814
10,628	10,154	**2,449**	2,105	**–**	–	**–852**	–810	**23,845**	23,049
415	416	**464**	410	**–**	–	**–705**	–647	**574**	788
10,213	9,738	**1,985**	1,695	**–**	–	**–147**	–163	**23,271**	22,261
1,247	1,175	**1,327**	1,229	**–**	–	**–331**	–316	**6,823**	6,722
174	171	**215**	193	**–**	–	**–340**	–315	**327**	327
1,073	1,004	**1,112**	1,036	**–**	–	**9**	–1	**6,496**	6,395
928	673	**607**	640	**249**	227	**–819**	–816	**1,884**	1,531
12,214	11,415	**3,704**	3,371	**249**	227	**–957**	–980	**31,651**	30,187
429	403	**494**	583	**77**	50	**–235**	–103	**3,980**	4,627
–	–	**–**	–	**–**	–	**–**	–	**–**	–
429	403	**494**	583	**77**	50	**–235**	–103	**3,980**	4,627
1	1	**18**	44	**3**	3	**–1**	–2	**238**	238
151	238	**1**	141	**25**	17	**–2**	2	**394**	1,539
277	**164**	**475**	**398**	**49**	**30**	**–232**	**–103**	**3,348**	**2,850**
249	**138**	**446**	**365**	**49**	**30**	**–229**	**–105**	**3,294**	**2,789**
28	**26**	**29**	**33**	**–**	**–**	**–3**	**2**	**54**	**61**

Segment reporting

Segment income statement
1.7.–30.9.2007

	Reinsurance			
	Life and health		Property-casualty	
	Q3 2007	Q3 2006	**Q3 2007**	Q3 2006
	€m	€m	**€m**	€m
Gross premiums written	**1,866**	1,945	**3,610**	3,559
Thereof:				
– From insurance transactions with other segments	**170**	185	**160**	146
– From insurance transactions with external third parties	**1,696**	1,760	**3,450**	3,413
1. Earned premiums				
– Gross	**1,876**	1,919	**3,486**	3,658
– Ceded	**67**	77	**208**	262
– Net	**1,809**	1,842	**3,278**	3,396
2. Investment result				
– Investment income	**541**	460	**1,347**	893
– Investment expenses	**180**	59	**845**	231
– Total	**361**	401	**502**	662
Thereof:				
– Income from associates	**2**	3	**7**	9
3. Other income	**67**	59	**150**	96
Total income (1–3)	**2,237**	2,302	**3,930**	4,154
4. Expenses for claims and benefits				
– Gross	**1,343**	1,540	**2,379**	2,305
– Ceded share	**26**	59	**88**	158
– Net	**1,317**	1,481	**2,291**	2,147
5. Operating expenses				
– Gross	**575**	563	**963**	991
– Ceded share	**19**	12	**64**	59
– Net	**556**	551	**899**	932
6. Other expenses	**95**	83	**211**	155
Total expenses (4–6)	**1,968**	2,115	**3,401**	3,234
7. Result before impairment losses of goodwill	**269**	187	**529**	920
8. Impairment losses of goodwill	**–**	–	**–**	–
9. Operating result	**269**	187	**529**	920
10. Finance costs	**31**	24	**51**	39
11. Taxes on income	**–77**	61	**–64**	378
12. Consolidated result	**315**	**102**	**542**	**503**
Thereof:				
– Attributable to Munich Re equity holders	**315**	**102**	**542**	**503**
– Attributable to minority interests	**–**	**–**	**–**	**–**

* Adjusted owing to IAS 8.

	Life and health		Property-casualty							
			Primary insurance		Asset management		Consolidation		Total	
	Q3 2007	Q3 2006*	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006*
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
	2,726	2,758	**1,281**	1,093	**–**	–	**–335**	–338	**9,148**	9,017
	–	–	**5**	7	**–**	–	**–335**	–338	**–**	–
	2,726	2,758	**1,276**	1,086	**–**	–	**–**	–	**9,148**	9,017
	2,740	2,769	**1,429**	1,262	**–**	–	**–380**	–358	**9,151**	9,250
	200	218	**288**	239	**–**	–	**–380**	–358	**383**	438
	2,540	2,551	**1,141**	1,023	**–**	–	**–**	–	**8,768**	8,812
	1,662	1,490	**132**	121	**24**	16	**–81**	–93	**3,625**	2,887
	562	310	**56**	36	**1**	3	**–9**	–9	**1,635**	630
	1,100	1,180	**76**	85	**23**	13	**–72**	–84	**1,990**	2,257
	209	17	**–8**	10	**–**	–	**–**	–	**210**	39
	346	201	**147**	164	**66**	69	**–223**	–252	**553**	337
	3,986	3,932	**1,364**	1,272	**89**	82	**–295**	–336	**11,311**	11,406
	3,155	3,465	**869**	689	**–**	–	**–284**	–276	**7,462**	7,723
	126	142	**170**	118	**–**	–	**–230**	–222	**180**	255
	3,029	3,323	**699**	571	**–**	–	**–54**	–54	**7,282**	7,468
	382	383	**462**	423	**–**	–	**–119**	–99	**2,263**	2,261
	60	49	**89**	64	**–**	–	**–125**	–100	**107**	84
	322	334	**373**	359	**–**	–	**6**	1	**2,156**	2,177
	410	208	**204**	216	**80**	73	**–259**	–281	**741**	454
	3,761	3,865	**1,276**	1,146	**80**	73	**–307**	–334	**10,179**	10,099
	225	67	**88**	126	**9**	9	**12**	–2	**1,132**	1,307
	–	–	**–**	–	**–**	–	**–**	–	**–**	–
	225	67	**88**	126	**9**	9	**12**	–2	**1,132**	1,307
	–	–	**6**	11	**1**	1	**–**	–1	**89**	74
	47	47	**–82**	19	**6**	5	**–3**	–	**–173**	510
	178	20	**164**	96	**2**	3	**15**	–1	**1,216**	723
	162	13	**156**	88	**3**	3	**18**	–2	**1,196**	707
	16	7	**8**	8	**–1**	–	**–3**	1	**20**	16

Segment reporting

Investments*	Reinsurance		Primary insurance		Asset management		Total	
	30.9.2007 €m	31.12.2006 €m	**30.9.2007 €m**	31.12.2006 €m	**30.9.2007 €m**	31.12.2006 €m	**30.9.2007 €m**	31.12.2006 €m
Europe	**43,898**	45,043	**99,707**	98,656	**683**	311	**144,288**	144,010
North America	**25,773**	24,824	**2,721**	1,936	**33**	22	**28,527**	26,782
Asia and Australasia	**3,149**	2,899	**1,707**	1,334	**33**	38	**4,889**	4,271
Africa, Near and Middle East	**739**	750	**38**	77	**1**	–	**778**	827
Latin America	**766**	848	**108**	133	**–**	1	**874**	982
Total	**74,325**	**74,364**	**104,281**	**102,136**	**750**	**372**	**179,356**	**176,872**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q1–3 2007 €m	Q1–3 2006 €m	**Q1–3 2007 €m**	Q1–3 2006 €m	**Q1–3 2007 €m**	Q1–3 2006 €m
Europe	**7,556**	7,852	**12,564**	12,127	**20,120**	19,979
North America	**4,861**	5,230	**157**	121	**5,018**	5,351
Asia and Australasia	**1,486**	1,469	**53**	84	**1,539**	1,553
Africa, Near and Middle East	**573**	515	**19**	28	**592**	543
Latin America	**795**	642	**12**	12	**807**	654
Total	**15,271**	**15,708**	**12,805**	**12,372**	**28,076**	**28,080**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q3 2007 €m	Q3 2006 €m	**Q3 2007 €m**	Q3 2006 €m	**Q3 2007 €m**	Q3 2006 €m
Europe	**2,434**	2,578	**3,907**	3,811	**6,341**	6,389
North America	**1,738**	1,698	**74**	6	**1,812**	1,704
Asia and Australasia	**501**	535	**8**	23	**509**	558
Africa, Near and Middle East	**199**	133	**4**	1	**203**	134
Latin America	**274**	229	**9**	3	**283**	232
Total	**5,146**	**5,173**	**4,002**	**3,844**	**9,148**	**9,017**

*After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement
This quarterly report as at 30 September 2007 has been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. We have complied with all new and amended IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2007. Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2006. In accordance with IAS 34.41, greater use is made of estimation methods and planning data in preparing our quarterly figures than in our annual financial reporting.

Taxes on income in the Munich Re Group's quarterly financial statements are calculated in the same way as for the consolidated financial statements as at 31 December 2006, i.e. a direct tax calculation is made per quarterly result of the individual consolidated companies.

The following effects from the first-time application of new or amended IFRSs will be of significance for the consolidated financial statements as at 31 December 2007:

IFRS 7, Financial Instruments: Disclosures, is applicable for accounting periods beginning on or after 1 January 2007. In addition to extended disclosure obligations in respect of recognition and measurement of financial instruments, the new standard requires more extensive information on the type and extent of risks from financial instruments; the requirements of IFRS 4 regarding risks from insurance contracts have been adjusted in the same way. Parallel to this, IAS 1 (rev. 2005), Presentation of Financial Statements, calls for the disclosure of aims, methods and processes used in capital management.

As from the third quarter of 2007, the system for breaking down deposits retained on assumed reinsurance business between the reinsurance segments has been modified – thanks to enhanced IT functionalities – to achieve a more direct allocation. This also results in a shift in "other securities". The change has no effect on equity. We have adjusted previous-year figures retrospectively in accordance with IAS 8, without impact on profit or loss.

Changes in the consolidated group
On 21 September 2007, the Munich Re Group acquired all outstanding shares in Cairnstone, Inc. via its subsidiary Munich Reinsurance America, Inc. With this transaction, our stake in one of the leading providers of stop-loss covers for US employers that finance their employees' healthcare expenditure was increased from 25% to 100%. The purchase price for the share increase was €18.3m and includes incidental acquisition expenses, other costs such as consulting services, and taxes incurred. In addition to goodwill totalling €12.0m, we also acquired other intangible assets of €5.6m. This capitalisation is based mainly on the tapping of additional future business potential, the use of the company's distribution network as well as its sales, marketing and insurance know-how, and the planned expansion of business relations with existing clients.

Foreign currency translation
Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation rates	Balance sheet			Income statement			Income statement	
Rate for €1:	**30.9.2007**	31.12.2006	**Q3 2007**	**Q2 2007**	**Q1 2007**	Q3 2006	Q2 2006	Q1 2006
Australian dollar	**1.60705**	1.67300	**1.62295**	**1.62254**	**1.66693**	1.68366	1.68371	1.62793
Canadian dollar	**1.41320**	1.53450	**1.43712**	**1.48145**	**1.53558**	1.42841	1.41098	1.38917
Pound sterling	**0.69805**	0.67375	**0.67997**	**0.67890**	**0.67059**	0.67980	0.68804	0.68640
Rand	**9.80820**	9.29750	**9.75928**	**9.56422**	**9.48893**	9.10997	8.12931	7.40214
Swiss franc	**1.66135**	1.60965	**1.64788**	**1.64734**	**1.61619**	1.57688	1.56350	1.55929
US dollar	**1.42215**	1.31865	**1.37407**	**1.34828**	**1.31062**	1.27441	1.25700	1.20220
Yen	**163.5690**	157.1240	**161.9790**	**162.7890**	**156.4280**	148.0810	143.7610	140.5450

Intangible assets

All figures in €m	**30.9.2007**	31.12.2006
I. Goodwill	**3,161**	3,229*
II. Other intangible assets	**1,018**	1,055
Thereof:		
– Software	**289**	353
– Purchased insurance portfolios	**577**	562
– Other	**152**	140
Total	**4,179**	**4,284**

* Adjusted owing to IAS 8.

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
All figures in €m	**30.9.2007**	31.12.2006	**30.9.2007**	31.12.2006	**30.9.2007**	31.12.2006
Fixed-interest securities	**96,713**	96,881	**–423**	792	**97,136**	96,089
Non-fixed-interest securities						
– Shares	**22,284**	23,268	**6,602**	7,992	**15,682**	15,276
– Investment funds	**2,007**	2,205	**378**	455	**1,629**	1,750
– Other	**620**	561	**44**	48	**576**	513
Total	**121,624**	**122,915**	**6,601**	**9,287**	**115,023**	**113,628**

Number of shares in circulation and number of own shares held

Number of shares	30.9.2007	31.12.2006
Number of shares in circulation	**211,302,421**	225,616,173
Number of own shares held	**6,586,249**	3,964,060
Total	**217,888,670**	229,580,233

The number of own shares held contains 4,550,718 shares acquired in the share buy-back programme decided on by the Board of Management on 4 May 2007. These shares had not yet been retired at the balance sheet date.

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	30.9.2007	31.12.2006*
Unrealised gains and losses	**42**	69
Consolidated result	**55**	79
Other equity	**403**	330
Total	**500**	478

* Adjusted owing to IAS 8.

Subordinated liabilities

All figures in €m	30.9.2007	31.12.2006
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A	**2,979**	2,977
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 S&P rating: A	**427**	442
Munich Reinsurance Company, Munich 5.767%, €1,500m, Bonds 2007/perpetual S&P rating: A	**1,499**	–
Total	**4,905**	3,419

To optimise our capital structure and with it our cost of capital, we placed a subordinated bond with a total volume of €1.5bn in June of this year. It is a perpetual bond and callable by Munich Re from ten years after the date of issue. Up to then, it will have a fixed coupon rate of 5.767% and thereafter a floating rate.

The fair value of the subordinated bond is hedged by means of an interest-rate swap. The changes in value of the subordinated liability and of the interest-rate swap are shown in the finance costs with impact on profit or loss in each case.

Bonds and notes issued

All figures in €m	30.9.2007	31.12.2006
Munich Re America Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 S&P rating: A–	**351**	378
Total	**351**	378

Premiums

All figures in €m*	Reinsurance Life and health Q1–3 2007	Reinsurance Life and health Q1–3 2006	Reinsurance Property-casualty Q1–3 2007	Reinsurance Property-casualty Q1–3 2006	Primary insurance Life and health Q1–3 2007	Primary insurance Life and health Q1–3 2006	Primary insurance Property-casualty Q1–3 2007	Primary insurance Property-casualty Q1–3 2006	Total Q1–3 2007	Total Q1–3 2006
Gross premiums written	**4,999**	5,293	**10,272**	10,415	**8,390**	8,448	**4,415**	3,924	**28,076**	28,080
Change in unearned premiums – Gross	**–1**	–6	**146**	–59	**31**	31	**343**	261	**519**	227
Gross earned premiums	**5,000**	5,299	**10,126**	10,474	**8,359**	8,417	**4,072**	3,663	**27,557**	27,853
Ceded premiums written	**199**	304	**505**	763	**104**	99	**243**	242	**1,051**	1,408
Change in unearned premiums – Ceded share	**–1**	–2	**–74**	25	**–**	–	**–8**	33	**–83**	56
Earned premiums – Ceded	**200**	306	**579**	738	**104**	99	**251**	209	**1,134**	1,352
Net earned premiums	**4,800**	4,993	**9,547**	9,736	**8,255**	8,318	**3,821**	3,454	**26,423**	26,501

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q3 2007	Reinsurance Life and health Q3 2006	Reinsurance Property-casualty Q3 2007	Reinsurance Property-casualty Q3 2006	Primary insurance Life and health Q3 2007	Primary insurance Life and health Q3 2006	Primary insurance Property-casualty Q3 2007	Primary insurance Property-casualty Q3 2006	Total Q3 2007	Total Q3 2006
Gross premiums written	**1,696**	1,760	**3,450**	3,413	**2,726**	2,758	**1,276**	1,086	**9,148**	9,017
Change in unearned premiums – Gross	**–10**	27	**167**	–77	**–13**	–12	**–147**	–171	**–3**	–233
Gross earned premiums	**1,706**	**1,733**	**3,283**	**3,490**	**2,739**	**2,770**	**1,423**	**1,257**	**9,151**	**9,250**
Ceded premiums written	**66**	85	**234**	310	**28**	29	**51**	17	**379**	441
Change in unearned premiums – Ceded share	**–**	9	**26**	48	**–**	–	**–30**	–54	**–4**	3
Earned premiums – Ceded	**66**	**76**	**208**	**262**	**28**	**29**	**81**	**71**	**383**	**438**
Net earned premiums	**1,640**	**1,657**	**3,075**	**3,228**	**2,711**	**2,741**	**1,342**	**1,186**	**8,768**	**8,812**

*After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m[1]	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006
Land and buildings, including buildings on third-party land	**55**	13	**227**	59	**435**	192	**27**	11	**3**	–	**747**	275
Investments in affiliated companies	**–2**	1	**–10**	6	**5**	13	**–11**	15	**1**	–	**–17**	35
Investments in associates	**3**	6	**18**	31	**241**	12	**–4**	23	**12**	4	**270**	76
Loans	**3**	2	**8**	4	**961**	815	**44**	41	**–**	–	**1,016**	862
Other securities held to maturity	**–**	–	**–**	–	**9**	12	**–**	1	**–**	–	**9**	13
Other securities available for sale												
– Fixed-interest	**477**	421	**843**	954	**1,223**	1,484	**135**	127	**4**	1	**2,682**	2,987
– Non-fixed-interest	**333**	279	**1,383**	1,204	**1,318**	1,387	**169**	214	**–**	–1	**3,203**	3,083
Other securities held for trading												
– Fixed-interest	**–**	–	**11**	22	**–1**	–	**7**	7	**–**	–	**17**	29
– Non-fixed-interest	**–**	–	**–**	–	**–**	8	**1**	1	**–**	–	**1**	9
– Derivatives	**–53**	–27	**–237**	–114	**–80**	–337	**–**	6	**–**	–	**–370**	–472
Deposits retained on assumed and ceded reinsurance, and other investments[2]	**246**	362	**19**	93	**–21**	–32	**12**	3	**48**	30	**304**	456
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**51**	39	**–**	–	**–**	–	**51**	39
Expenses for the management of investments, other expenses	**22**	24	**93**	106	**146**	183	**16**	19	**–**	–	**277**	332
Total	**1,040**	**1,033**	**2,169**	**2,153**	**3,995**	**3,410**	**364**	**430**	**68**	**34**	**7,636**	**7,060**

[1] After elimination of intra-Group transactions across segments.
[2] The expenses previously recognised here for deposits on ceded business are now recognised under expenses for claims and benefits.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m[1]	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006
Land and buildings, including buildings on third-party land	4	5	16	17	42	55	1	4	1	–	64	81
Investments in affiliated companies	–	1	–1	6	–4	–2	–	–4	1	–	–4	1
Investments in associates	2	3	7	10	209	17	–7	9	–1	–	210	39
Loans	1	1	3	2	338	282	15	13	–	–	357	298
Other securities held to maturity	–	–	–	–	3	2	–	1	–	–	3	3
Other securities available for sale												
– Fixed-interest	153	101	256	362	314	514	43	36	2	1	768	1,014
– Non-fixed-interest	89	59	382	263	187	254	16	19	–	–1	674	594
Other securities held for trading												
– Fixed-interest	–	–	8	20	–1	–	–2	2	–	–	5	22
– Non-fixed-interest	–	–	–	–	–	7	1	1	–	–	1	8
– Derivatives	–19	9	–98	37	78	58	1	1	–	–	–38	105
Deposits retained on assumed and ceded reinsurance, and other investments[2]	65	125	–2	31	–13	–12	9	1	18	10	77	155
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	–25	56	–	–	–	–	–25	56
Expenses for the management of investments, other expenses	8	8	36	36	51	67	7	8	–	–	102	119
Total	287	296	535	712	1,077	1,164	70	75	21	10	1,990	2,257

[1] After elimination of intra-Group transactions across segments.
[2] The expenses previously recognised here for deposits on ceded business are now recognised under expenses for claims and benefits.

Investment income by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006
Regular income	**920**	888	**1,653**	1,546	**3,300**	3,196	**296**	288	**71**	38	**6,240**	5,956
Income from write-ups	**134**	33	**566**	148	**93**	173	**5**	4	**–**	–	**798**	358
Gains on the disposal of investments	**410**	290	**1,715**	1,266	**1,884**	1,436	**175**	221	**1**	3	**4,185**	3,216
Other income	**–**	–	**–**	–	**72**	60	**–**	–	**–**	–	**72**	60
Total	**1,464**	**1,211**	**3,934**	**2,960**	**5,349**	**4,865**	**476**	**513**	**72**	**41**	**11,295**	**9,590**

* After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006
Regular income	**280**	253	**508**	526	**1,059**	958	**86**	81	**22**	11	**1,955**	1,829
Income from write-ups	**57**	23	**252**	105	**63**	141	**3**	1	**–**	–	**375**	270
Gains on the disposal of investments	**140**	72	**607**	317	**530**	333	**37**	28	**–**	1	**1,314**	751
Other income	**–**	–	**–**	–	**–19**	37	**–**	–	**–**	–	**–19**	37
Total	**477**	**348**	**1,367**	**948**	**1,633**	**1,469**	**126**	**110**	**22**	**12**	**3,625**	**2,887**

* After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006
Write-downs of investments	**199**	64	**874**	292	**463**	701	**27**	17	**1**	1	**1,564**	1,075
Losses on the disposal of investments	**182**	87	**713**	393	**643**	473	**68**	42	**–**	–	**1,606**	995
Management expenses, interest charges and other expenses	**43**	27	**178**	122	**248**	281	**17**	24	**3**	6	**489**	460
Total	**424**	**178**	**1,765**	**807**	**1,354**	**1,455**	**112**	**83**	**4**	**7**	**3,659**	**2,530**

* After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006
Write-downs of investments	**95**	18	**439**	77	**151**	86	**16**	6	**–**	–	**701**	187
Losses on the disposal of investments	**77**	24	**317**	115	**320**	151	**34**	18	**–**	–	**748**	308
Management expenses, interest charges and other expenses	**18**	10	**76**	44	**85**	68	**6**	11	**1**	2	**186**	135
Total	**190**	**52**	**832**	**236**	**556**	**305**	**56**	**35**	**1**	**2**	**1,635**	**630**

* After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	Q1–3 2007	Q1–3 2006	Q1–3 2007	Q1–3 2006	Q1–3 2007	Q1–3 2006[3]	Q1–3 2007	Q1–3 2006	Q1–3 2007	Q1–3 2006[3]
Gross										
Claims and benefits paid	**3,105**	3,642	**6,535**	5,881	**7,324**	6,944	**2,239**	2,023	**19,203**	18,490
Change in technical provisions										
– Provision for future policy benefits	**373**	207	**17**	22	**1,450**	1,507	**30**	32	**1,870**	1,768
– Provision for outstanding claims	**249**	206	**466**	787	**–100**	8	**149**	28	**764**	1,029
– Provision for premium refunds	**–**	–1	**–5**	–	**1,834**	1,549	**20**	14	**1,849**	1,562
Other underwriting result	**–**	–4	**7**	50	**144**	151	**8**	3	**159**	200
Gross expenses for claims and benefits	**3,727**	**4,050**	**7,020**	**6,740**	**10,652**	**10,159**	**2,446**	**2,100**	**23,845**	**23,049**
Ceded share										
Claims and benefits paid	**285**	147	**766**	492	**54**	48	**201**	155	**1,306**	842
Change in technical provisions										
– Provision for future policy benefits	**–15**	50	**–**	–	**64**	60	**–**	–	**49**	110
– Provision for outstanding claims	**–154**	27	**–455**	–81	**–3**	–8	**–98**	–34	**–710**	–96
– Provision for premium refunds	**–**	–	**–**	–	**–**	–	**1**	–	**1**	–
Other underwriting result[2]	**–18**	–8	**–8**	–18	**–47**	–41	**1**	–1	**–72**	–68
Ceded share of expenses for claims and benefits	**98**	**216**	**303**	**393**	**68**	**59**	**105**	**120**	**574**	**788**
Net										
Claims and benefits paid	**2,820**	3,495	**5,769**	5,389	**7,270**	6,896	**2,038**	1,868	**17,897**	17,648
Change in technical provisions										
– Provision for future policy benefits	**388**	157	**17**	22	**1,386**	1,447	**30**	32	**1,821**	1,658
– Provision for outstanding claims	**403**	179	**921**	868	**–97**	16	**247**	62	**1,474**	1,125
– Provision for premium refunds	**–**	–1	**–5**	–	**1,834**	1,549	**19**	14	**1,848**	1,562
Other underwriting result	**18**	4	**15**	68	**191**	192	**7**	4	**231**	268
Net expenses for claims and benefits	**3,629**	**3,834**	**6,717**	**6,347**	**10,584**	**10,100**	**2,341**	**1,980**	**23,271**	**22,261**

[1] After elimination of intra-Group transactions across segments.
[2] This includes expenses for deposits retained on ceded business that were previously included in the investment result.
[3] Adjusted owing to IAS 8.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006[3]	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006[3]
Gross										
Claims and benefits paid	**985**	817	**2,078**	2,147	**2,371**	2,293	**773**	665	**6,207**	5,922
Change in technical provisions										
– Provision for future policy benefits	**90**	73	**8**	12	**261**	479	**9**	12	**368**	576
– Provision for outstanding claims	**105**	473	**165**	29	**–4**	10	**72**	2	**338**	514
– Provision for premium refunds	**–**	–1	**2**	2	**493**	615	**11**	5	**506**	621
Other underwriting result	**1**	3	**5**	14	**35**	70	**2**	3	**43**	90
Gross expenses for claims and benefits	**1,181**	**1,365**	**2,258**	**2,204**	**3,156**	**3,467**	**867**	**687**	**7,462**	**7,723**
Ceded share										
Claims and benefits paid	**29**	–39	**190**	186	**14**	12	**67**	77	**300**	236
Change in technical provisions										
– Provision for future policy benefits	**–7**	42	**–**	–	**24**	24	**–**	–	**17**	66
– Provision for outstanding claims	**12**	57	**–99**	–22	**–3**	–	**–23**	–62	**–113**	–27
– Provision for premium refunds	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Other underwriting result[2]	**–7**	–1	**–2**	–6	**–16**	–14	**1**	1	**–24**	–20
Ceded share of expenses for claims and benefits	**27**	**59**	**89**	**158**	**19**	**22**	**45**	**16**	**180**	**255**
Net										
Claims and benefits paid	**956**	856	**1,888**	1,961	**2,357**	2,281	**706**	588	**5,907**	5,686
Change in technical provisions										
– Provision for future policy benefits	**97**	31	**8**	12	**237**	455	**9**	12	**351**	510
– Provision for outstanding claims	**93**	416	**264**	51	**–1**	10	**95**	64	**451**	541
– Provision for premium refunds	–	–1	**2**	2	**493**	615	**11**	5	**506**	621
Other underwriting result	**8**	4	**7**	20	**51**	84	**1**	2	**67**	110
Net expenses for claims and benefits	**1,154**	**1,306**	**2,169**	**2,046**	**3,137**	**3,445**	**822**	**671**	**7,282**	**7,468**

[1] After elimination of intra-Group transactions across segments.
[2] This includes expenses for deposits retained on ceded business that were previously included in the investment result.
[3] Adjusted owing to IAS 8.

Operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006	**Q1–3 2007**	Q1–3 2006
Acquisition costs	**–6**	–13	**–25**	52	**933**	834	**817**	734	**1,719**	1,607
Management expenses	**178**	185	**614**	579	**314**	312	**501**	487	**1,607**	1,563
Amortisation of PVFP	**–1**	1	**1**	–	**–7**	14	**–**	–	**–7**	15
Reinsurance commission and profit commission	**1,176**	1,358	**2,305**	2,156	**16**	16	**7**	7	**3,504**	3,537
Gross operating expenses	**1,347**	**1,531**	**2,895**	**2,787**	**1,256**	**1,176**	**1,325**	**1,228**	**6,823**	**6,722**
Ceded share of acquisition costs	**9**	–16	**16**	–7	**–2**	31	**4**	–3	**27**	5
Commission received on ceded business	**39**	97	**214**	205	**14**	–10	**33**	30	**300**	322
Operating expenses – Ceded share	**48**	**81**	**230**	**198**	**12**	**21**	**37**	**27**	**327**	**327**
Net operating expenses	**1,299**	**1,450**	**2,665**	**2,589**	**1,244**	**1,155**	**1,288**	**1,201**	**6,496**	**6,395**

*** After elimination of intra-Group transactions across segments.**

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006	**Q3 2007**	Q3 2006
Acquisition costs	**20**	4	**–15**	57	**301**	272	**294**	259	**600**	592
Management expenses	**57**	60	**200**	215	**98**	101	**165**	163	**520**	539
Amortisation of PVFP	**–1**	–	**1**	–	**–18**	5	**–**	–	**–18**	5
Reinsurance commission and profit commission	**444**	450	**708**	667	**6**	5	**3**	3	**1,161**	1,125
Gross operating expenses	**520**	**514**	**894**	**939**	**387**	**383**	**462**	**425**	**2,263**	**2,261**
Ceded share of acquisition costs	**7**	–1	**–2**	–9	**–**	3	**5**	2	**10**	–5
Commission received on ceded business	**12**	14	**66**	67	**3**	–5	**16**	13	**97**	89
Operating expenses – Ceded share	**19**	**13**	**64**	**58**	**3**	**–2**	**21**	**15**	**107**	**84**
Net operating expenses	**501**	**501**	**830**	**881**	**384**	**385**	**441**	**410**	**2,156**	**2,177**

*** After elimination of intra-Group transactions across segments.**

The main changes in premiums in the consolidated balance sheet and the consolidated income statement in relation to the comparative figures shown, as well as their development in the period under review, are explained in more detail in the management report on page 4.

Non-current assets and disposal groups held for sale
Ownership of the following items first classified as "held for sale" at 31 December 2006 was transferred in the period January to September 2007: German owner-occupied property with a carrying value of €720m and German investment property with a carrying value of €66m. These items are therefore no longer recognised at the reporting date.

The major part of the investment property first classified as "held for sale" in the first quarter of 2007 is still recognised at the reporting date – with a carrying amount of €6m – since ownership is not scheduled to be transferred until the fourth quarter of 2007. Subsequent valuation of these assets classified as "held for sale" did not give rise to any recognised income or expense at the balance sheet date.

The carrying amount of the investment property held by the closed-end property fund OIK Mediclin, which was also classified as "held for sale" at the end of 2006, remains virtually unchanged at 30 September 2007. After the reporting date, the Munich Re Group dropped its plan to sell its majority stake in the closed-end property fund OIK Mediclin. This change in plan was occasioned by the significant alteration in the investment behaviour of potentially interested parties since the onset of the subprime mortgage crisis in the USA, which no longer makes a sale appear attractive under current conditions. The 21 hospital properties that were first recognised as "held for sale" at the end of 2006 will therefore remain in the Munich Re Group's possession.

The property portfolio of HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH, a company belonging to Ideenkapital, was classified in disposal groups in the second quarter of 2007; the carrying amount of this property remains unchanged at 30 September. A sale is still expected to be completed in the financial year 2007.

In the third quarter of 2007, the Munich Re Group adopted a plan to sell its 50% stake in real-estate fund EUREKA Office Fund. As the sale took place in the third quarter, the stake is no longer recognised at the reporting date. Established in 2001, the assets of the EUREKA Office Fund were most recently invested in two top properties in the Central Business District of Singapore.

At the end of September – upon conclusion of a bidding process – the Munich Re Group contractually committed to sell a mainly commercial real-estate portfolio of investment and owner-occupied commercial property in Germany with a total book value of €326m. The assets concerned, and the share of the provision for deferred premium refunds and the deferred taxes apportionable to them, have been classified in disposal groups as "held for sale". The items involved are properties located mainly in large cities but also in medium-sized centres. It is expected that ownership of the items will mostly be transferred before the end of the financial year 2007.

Besides this, further investment property with a book value of €65m was classified in disposal groups as "held for sale" in the third quarter of 2007. The items in question are hotels located in large cities and medium-sized centres. Ownership will probably be transferred in the financial year 2008.

Related parties
Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

There were no notifiable transactions between Board members and the Munich Re Group.

Number of staff

The number of staff employed by the Group as at 30 September 2007 totalled 25,429 (25,524) in Germany and 12,557 (11,686) in other countries.

	30.9.2007	31.12.2006
Reinsurance companies	7,135	6,928
Primary insurance companies	30,078	29,509
Asset management	793	773
Total	**38,006**	**37,210**

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2006, there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

		Q1–3 2007	Q1–3 2006*	Q3 2007	Q3 2006*
Consolidated result attributable to Munich Re equity holders	€m	3,294	2,789	1,196	707
Weighted average number of shares		217,464,503	227,798,199	212,696,273	227,500,163
Earnings per share	€	15.15	12.24	5.63	3.11

* Adjusted owing to IAS 8.

Events after the balance sheet date

Under the share buy-back programme decided on by the Munich Re Board of Management in the second quarter of 2007, a further 2.0 million Munich Re shares with a volume of €265m had been repurchased by the end of October 2007.

In mid-October 2007, we concluded an agreement with US primary insurer Midland, under which we will acquire 100% of this company's shares for a purchase price of around €0.9bn. With premium income of €679m and a combined ratio of 93.0% in 2006, Midland is a leading US specialty insurer in such niche segments as the insurance of manufactured housing and motorhomes.

At the end of October, we acquired the British company MSP Underwriting Ltd. and thus a stake of 47.3% in Lloyd's Syndicate 318. MSP Underwriting focuses on international property business.

In addition, on 30 October we acquired a share of 26% in the Indian company HDFC General Insurance Ltd., Mumbai, via ERGO International AG. The renamed HDFC ERGO General Insurance Ltd. will operate in non-life insurance in India.

In October, we transferred earthquake risks in Japan to the capital market for the East Japan Railway Company. The catastrophe bond with a volume of US$ 260m was placed with international institutional investors.

The fires in southern California have given rise to heavy losses which, on the basis of initial estimates, will affect the Munich Re Group with a claims burden in the double-digit million euro range.

Drawn up in Munich, 2 November 2007

The Board of Management

Review report

To Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, the income statement, the condensed cash flow statement, the condensed statement of changes in equity as well as the selected explanatory notes – and the interim management report of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, for the period from 1 January 2007 to 30 September 2007, which are parts of the quarterly financial report in accordance with Section 37x in conjunction with Section 37w of the WpHG (German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and of the interim management report, which has been prepared according to the applicable regulations for interim management reports of the WpHG, are the responsibility of the Company's management.

Our responsibility is to issue a report on these condensed interim consolidated financial statements and the interim management report based on our review.

We have performed our review of the condensed interim consolidated financial statements and the interim management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can, through critical evaluation, preclude, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material aspects, in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations of the WpHG. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations for interim management reports of the WpHG.

Munich, 5 November 2007
KPMG Bayerische Treuhandgesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Klaus Becker Wirtschaftsprüfer (Certified public accountant)	Herbert Loy Wirtschaftsprüfer (Certified public accountant)

Important dates

25 February 2008	Balance sheet press conference for 2007 financial statements (preliminary figures)
11 March 2008	Balance sheet meeting of the Supervisory Board
12 March 2008	Annual report for the financial year 2007
17 April 2008	Annual General Meeting
8 May 2008	Interim report as at 31 March 2008
6 August 2008	Interim report as at 30 June 2008
7 November 2008	Interim report as at 30 September 2008

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10 (6 cents per call from the DeutscheTelekom network)
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (89) 38 91-39 00
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Dr. jur. Christian Lawrence
Tel.: +49 (89) 38 91-54 00
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 38 91-0
Fax: +49 (89) 39 90 56
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

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Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-02816

END